Notice of 2020 Annual Meeting & Proxy Statement

Unlock the value created by the convergence of the **physical** and **digital** worlds...



Notice of 2020 Annual Meeting of Stockholders



Wednesday, February 12, 2020
8:00 a.m.
Eastern Standard Time



PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Proposals to be Voted on at the Annual Meeting	Board Recommendation
Elect eight directors to serve until the 2021 Annual Meeting of Stockholders.	✔ FOR
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ FOR
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR

Other matters that are properly brought before the meeting may also be considered.

Stockholders at the close of business on December 9, 2019 are entitled to vote.

Please vote your shares before the meeting, even if you plan to attend the meeting.

Your broker will not be able to vote your shares on the election of directors or the say-on-pay proposal unless you have given your broker specific instructions to do so.

By Order of the Board of Directors

AARON C. VON STAATS
Secretary

Boston, Massachusetts
December 31, 2019

Important Notice of the Internet Availability of Proxy Materials

The Proxy Statement and our 2019 Annual Report are available to stockholders at www.proxyvote.com.



Over the past year we again executed well against our strategic initiatives, establishing a solid foundation for the future.

Dear Fellow Stockholders,

A few highlights from the year,

Our total annual subscription contract value (ARR) at the end of 2019 was $1,116 million, 10% higher than 2018, reflecting growth across all our businesses, particularly our IoT and AR businesses.

We saw strong revenue growth in 2019, with recurring software revenue growing 10% over 2018 to $1,079 million.*

Operating margins increased in 2019, reflecting increases in recurring revenue and continued expense discipline.*

Operating cash flow increased 15% over 2018 to $285 million in 2019.

We continued to gain traction in our strategic alliances with Rockwell Automation, Microsoft and ANSYS, extending our market reach and further differentiating our technology.

Finally, we acquired a number of companies in 2019 to support our strategic vision, the most notable of which was Onshape. Onshape is a SaaS product development platform that unites CAD, data management and collaboration tools in a next generation package. Onshape enables us to both participate in and disrupt portions of the market and to offer companies of all sizes a SaaS product development solution that differs from the traditional on-premise solutions in the market.

Given our execution in 2019, we believe the company is well-positioned for the future.

You can find additional information about our business performance for the year in the proxy statement summary and in our Annual Report to Stockholders, which accompanies this proxy statement.

We thank you for your continued support of PTC.

Sincerely,

ROBERT SCHECHTER
Chairman of the Board

+10%
ARR over 2018

85%
Subscription Mix

+10%
Recurring Revenue over 2018*

+15%
Operating Cash Flow over 2018

+33%
Operating Margin over 2018*

+85%
5-Year TSR

+54%
3-Year TSR

* Under the ASC 605 accounting standard in effect through 2018 and reported for 2019 for comparability purposes. Amounts under the ASC 606 accounting standard in effect for 2019 differ. See Appendix B.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all the information you should consider. You should read the entire proxy statement before voting. For more complete information regarding PTC's 2019 performance, you should read our Annual Report to Stockholders, which accompanies this proxy statement.

(All references to 2019 and 2018 refer to PTC's fiscal years ended September 30, 2019 and 2018, respectively, unless otherwise indicated.)

Matters to be Voted on at the Meeting

Proposal 1

Elect eight directors to serve until the 2021 Annual Meeting of Stockholders.

✔ **The Board of Directors recommends a vote FOR All Nominees**

Proposal 2

Advisory vote to approve the compensation of our named executive officers (say-on-pay).

✔ **The Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.**

Proposal 3

Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

✔ **The Board of Directors recommends that you vote FOR the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020.**

Director Nominees

Nominee	Director Since	Committees				
		Audit	Compensation	Corporate Governance	Nominating	Strategic Partnerships Oversight
Robert Schechter, **Chairman of the Board** INDEPENDENT	2009	✔	✔			✔
Janice Chaffin INDEPENDENT	2013		✔	C	C	✔
Phillip Fernandez INDEPENDENT	2016	✔				
James Heppelmann **President and CEO, PTC**	2008					
Klaus Hoehn INDEPENDENT	2015			✔	✔	
Paul Lacy INDEPENDENT	2009	C	✔	✔	✔	
Corinna Lathan INDEPENDENT	2017	✔				
Blake Moret INDEPENDENT	2018			✔		✔

C Chairman   ✔ Member

All director nominees attended at least 75% of the meetings of the Board and of the committees on which they serve that were held in the past year.

PTC Inc.

Corporate Governance Highlights

 **Board Independence**

- Independent and Diverse Board of Directors
- Independent Board Chair
- Independent Audit, Compensation, Governance, and Nominating Committee Chairs
- Independent Audit, Compensation, Governance and Nominating Committees

 **Board and Committee Practices**

- Regular Executive Sessions of Independent Directors
- Annual Board and Director Evaluations
- Comprehensive Risk Management Oversight
- CEO and Management Succession Planning

 **Stockholder Rights**

- Annual Election of All Directors
- Annual Say-on-Pay Vote
- No Supermajority Voting Requirements
- Stockholder Right to Call a Special Meeting
- Majority Voting Policy for Uncontested Director Elections
- No Poison Pill

 **Stock Governance**

- Robust Stock Ownership Requirements for Directors and Executive Officers
- No Hedging or Pledging of Stock by Directors, Executives or Employees
- No Payment or Accumulation of Dividends or Dividend Equivalents on Options or Unvested Shares

 **Compensation Practices**

- Pay-for-Performance Compensation
- Half Our Executives' Annual Target Compensation is Performance-Based
- Independent Compensation Consultant
- All Executives are Employed "At Will"
- "Double-Trigger" Change in Control Agreements
- No Excise Tax Gross-Ups
- Compensation Clawback Policy
- No Perquisites or Supplemental Retirement Benefits
- Performance-Based Incentive Plan Earnings are Capped
- Tally Sheets Reviewed Annually
- Annual Risk Assessment of Pay Programs

Executive Compensation Highlights

2019 Total Target Compensation

CEO Target Compensation   **NEO Target Compensation**

 7.0%   **Base Salary**    12.0%

 9.0%   **Annual Incentive Plan**

Focus executives on achieving specific performance goals tied to annual business plan.   11.0%

Performance Measure	
FY19 **Ending Total Recurring ACV** % Weight: 2/3	FY19 **Non-GAAP Operating Expense** % Weight: 1/3

 84.0%   **Long-Term Incentives**

Discourages short-term risk taking and aligns long-term management goals with long-term interests of stockholders.   77.0%

PSUs (50%)	RSUs (50%)
Adjusted Free Cash Flow over 2018 for each of 2019, 2020 and 2021.	Vest in three equal installments in November 2019, 2020 and 2021.
Ultimate realized value depends on stock price performance.	

Annual Upside PSUs

Upside earning opportunity for exceptional performance above our annual business plan.

Rigorous performance goal tied to **New License and Subscription Bookings.**

Alignment of Pay and Performance

Five-Year CEO Total Realized Pay vs Relative TSR



Five-Year NEO Total Realized Pay vs Relative TSR



Alignment of Executives and Stockholders



| THREE-YEAR VESTING OF RSUs | + | SUBSTANTIAL STOCK OWNERSHIP REQUIREMENTS | + | CLAWBACK PROVISIONS | = | ALIGNED INTERESTS BETWEEN OUR EXECUTIVES AND STOCKHOLDERS |

2019 Stockholder Engagement

Investors Contacted	Discussions Held
26	14
Number of Investors	Number of Investors
45.6%	27%
% Outstanding Shares	% Outstanding Shares

We engaged with stockholders during and after the 2019 proxy season to discuss our executive pay program and other corporate governance matters. Our chairman of the Board, Robert Schechter, participated in many of these discussions. Other participants from the company included our Vice President of Investor Relations, our General Counsel and/or our Corporate & Securities Counsel. We targeted all investors that held at least 1% of our outstanding stock.

Most investors we spoke with focused on board composition and refreshment and executive compensation. Investors also discussed environmental and social issues, such as human capital management, and reporting on our ESG initiatives and profile.

Board Composition and Refreshment. Investors were generally comfortable with our board composition and refreshment initiatives and were mainly seeking to understand how we think about those topics.

Executive Compensation. Our discussions about our executive pay program and the actions we took for our 2020 pay program are described below in "Compensation Discussion and Analysis."

Environmental and Social Issues and Reporting. Investors are more focused on environmental and social issues and related reporting than they have been in the past. Some investors wanted to hear about our environmental and social initiatives in more detail, particularly human capital management, while others asked that we provide more reporting with respect to those initiatives and, particularly, performance against a reporting standard.

2019 PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	2019	2018
Audit Fees	$2,511,658	$2,546,354
Audit-Related Fees[1]	$ 174,811	$ 416,971
Tax Fees[2]	$1,442,067	$2,185,977
All Other Fees[3]	$ 2,700	$ 2,700

(1) Consists principally of fees for consultations concerning financial accounting and reporting standards.

(2) Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	2019	2018
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 486,300	$ 575,888
Tax compliance services related to PTC's expatriate employees	$ —	$ 350,000
Other tax services, including tax planning and advice services and assistance with tax audits	$ 955,707	$1,260,089
Total	$1,442,067	$2,185,977

(3) Consists of fees for accounting research and compliance software.

See Proposal 3 for more information about PricewaterhouseCoopers LLP's services.

Corporate Responsibility

We recognize the close connection between our success and our ability to make a positive impact on our customers, our employees and the planet. Giving back to communities, embracing a culture of diversity and inclusion, sustaining the environment, and practicing sound ethics aren't just the right thing to do. These efforts help make us an employer of choice, differentiate our brand, and support profitable and responsible growth. We published our first Corporate Social Report in early 2019. You can read that report and about our Corporate Social Responsibility initiatives at ptc.com/en/about/corporate-social-responsibility. The reference to our Corporate Social Responsibility Report and our website are not intended to incorporate information in that report or on our website into this Proxy Statement by reference.



Community Engagement

We engage in the global community and support our employees that do so as well.

In 2018, we founded the PTC Charitable Foundation to bring together our giving initiatives under one umbrella. The Foundation supports important educational initiatives, including the For Inspiration and Recognition of Technology (FIRST) program, which engages children from kindergarten through high school worldwide in research and robotics programs, the City Year program in Boston, which pairs Americorps members to support local middle and high school students, and Citizen Schools, which partners with underserved middle schools that need additional support and resources.

We support other educational institutions with in-kind software donations.

Finally, we support our employees' engagement by matching our employees' charitable donations through the Foundation and providing our employees with paid time off to volunteer with charitable organizations and community initiatives.



Diversity & Inclusion

Inclusion and diversity are key to our success. We seek employees with diverse backgrounds and insights and are committed to creating a culture of innovation and inspiration where all employees feel a sense of ownership and pride in our success.

PTC was named a Top Place to Work in Massachusetts by The Boston Globe in 2019, 2018 and 2017.



Sustainability

As a company that operates globally, we seek to reduce and mitigate our environmental impact through our sustainability initiatives.

Our sustainability initiatives include recycling programs, energy and resource conservation programs, and public transportation support programs.

Our new world headquarters building in the Boston Seaport has received LEED Gold certification.

Table of Contents

Information about the Annual Meeting and Voting

2020 Annual Meeting of Stockholders



Date and Time
Wednesday, February 12, 2020
8:00 a.m.
Eastern Standard Time



Place
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Proposals to be Voted On at the Meeting

Proposal	Board Recommendation
Elect eight directors to serve until the 2021 Annual Meeting of Stockholders.	✔ FOR
Advisory vote to approve the compensation of our named executive officers (Say-on-Pay).	✔ FOR
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR

How You May Vote

All stockholders as of December 9, 2019 have the right to attend and vote at the Annual Meeting of Stockholders. You may vote by proxy in advance of the meeting. You may attend the meeting even if you have voted by proxy before the meeting. **In order to establish a quorum and to facilitate the tabulation of votes, please vote before the meeting, even if you plan to attend the meeting.**

VOTING BY PROXY

To vote, you should follow the voting instructions in the notice or proxy card sent to you.

You may vote by Internet or, if you received a proxy card, by telephone or mail.

If you vote by proxy, your shares will be voted at the meeting as you instruct. If you submit your proxy but do not provide instructions, your shares will be voted in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, your shares will be voted in accordance with the designated proxies' best judgment.

VOTING IN PERSON

If you wish to vote in person, you must have the required documentation described below with you.

If you are a record holder (that is, you hold your shares directly and not through a brokerage account), you should bring a government issued document that identifies you (such as a Driver's License or Passport).

If you are a beneficial holder (that is, you hold your shares through a brokerage account), you will need to obtain a legal proxy from the brokerage firm to enable you to vote at the meeting. You should also bring a government issued document that identifies you.

You have one vote for each share of common stock that you owned at the close of business on December 9, 2019. On that date, there were 115,493,203 shares outstanding. See ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING for additional information about voting and other administrative matters.

We made this proxy statement available to stockholders on December 31, 2019.

Proposal 1

Election of Directors

The Board is elected by the stockholders to represent and protect their interest in PTC. The Board selects and oversees the members of senior management, who are responsible for conducting the business of PTC.

All director nominees are current directors of the company. Information about each of the director nominees, including their qualifications, skills and experience that led the Nominating Committee and the Board to conclude that the director should serve as a director of the company, is discussed below. Information about their PTC stock ownership is set forth in INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP – Stock Owned by Directors and Officers.

✔ The Board of Directors recommends that you vote **FOR** the election of all director nominees.

Summary of Qualifications

Qualifications, Skills and Experience

The Nominees have a good balance of the qualifications, skills and experience that the Nominating Committee and the Board have identified as contributing to the effectiveness of the Board.



Leadership	Strategy	Global	Financial	Software Industry	Manufacturing	Marketing	Research & Development
8/8	**8**/8	**8**/8	**7**/8	**6**/8	**5**/8	**5**/8	**5**/8

Supermajority is Independent



Independent - 7
Not Independent - 1

Stockholder Interests are Protected

Seven of the eight director nominees, including our Board chairman, are independent. Our President and CEO is not independent.

An independent board ensures that the directors exercise independent judgment, are willing to question management and are best suited to represent and protect the interests of stockholders.

Tenure is Well Balanced



Newer Directors (0 to 5 years) - 4
Medium Tenured Directors (6 to 12 years) - 3
Longer-Tenured Directors (over 12 years) - 1

Stockholders Benefit from Effective Board Refreshment

The Nominating Committee and the Board strive to achieve a balance of service on the Board through a mix of new members and perspectives and members with longer tenure with institutional knowledge.

Specific Qualifications, Skills and Experience of the Board

The Committee believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.



Leadership
Our business is complex and evolving rapidly. Individuals who have led companies or operating business units of significant size have proven leadership experience in developing and advancing a vision and making executive-level decisions.



Strategy
Our success depends on successful development and execution of our corporate strategy, including successful selection and execution of strategic alliances and acquisitions.



Global
We are a global company, with approximately 40% of our revenue coming from the Americas, 40% from Europe and 20% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.



Financial
Our business and financial model is complex and multinational. Individuals with financial expertise are able to identify and understand the issues associated with our business and financial model.



Software Industry
We are an enterprise software company. Those with enterprise software experience are better able to understand the risks and opportunities facing our business.



Manufacturing
We primarily serve companies in the manufacturing industry. Understanding of this industry enhances understanding of how we can best address the needs of our customers.



Marketing
Our business depends on successfully creating awareness of our products and entering new markets. Persons with marketing experience can help us identify ways to do so successfully.



Research and Development
Our business depends on the success of our research and development efforts to develop our products and expand our offerings. Experience in this area enhances understanding of the challenges we face and best practices.

Director Nominees

Independence of Our Directors. Our Board of Directors has determined that all the director nominees, other than Mr. Heppelmann, our President and Chief Executive Officer, are independent under applicable Nasdaq rules. None of the independent directors, to our knowledge, has any business, financial, family or other type of relationship with PTC or its management that would impact the director's independence.



Janice Chaffin   Director since: **2013**   Age: **65**

Board Committees: Corporate Governance (Chair), Nominating (Chair), Compensation, Strategic Partnerships Oversight

Other Public Company Boards:

Synopsys, Inc.
Electronics for Imaging Inc.
(2018-2019)
International Game Technology
(2010-2015)
Informatica Corporation
(2001-2008)

Skills and Attributes

- Leadership
- Strategy
- Global
- Financial
- Software Industry
- Marketing

Ms. Chaffin served as Group President, Consumer Business Unit of Symantec, a global leader in providing cybersecurity solutions, from April 2007 until her retirement in March 2013 and as Chief Marketing Officer of Symantec from 2003 to 2007. Before that, she spent over twenty years at Hewlett-Packard Company, in management and marketing leadership positions.

Ms. Chaffin brings to the Board significant leadership experience with large global technology companies. Ms. Chaffin's skills include financial and accounting expertise as a result of her positions at Symantec Corporation and Hewlett-Packard Company and her service on the Audit Committees of Synopsys, International Game Technology and Informatica. In 2015, Ms. Chaffin completed the requirements to become a NACD Fellow, the highest level of credentialing for corporate directors and corporate governance professionals by the National Association of Corporate Directors. To become a NACD Fellow, Ms. Chaffin demonstrated knowledge of the leading trends and practices that define exemplary corporate governance today and committed to developing professional insights through a comprehensive program of ongoing study.

Ms. Chaffin holds a Bachelor of Arts from the University of California, San Diego and a Master of Business Administration from the University of California, Los Angeles.



Phillip Fernandez

Director since: **2016**   Age: **58**

Board Committees: Audit

Other Public Company Boards:

Yext, Inc.
Marketo, Inc.
(January 2006 – August 2016)
Tibco Software, Inc.
(June 2014 – December 2014)

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Financial**

 **Software Industry**

 **Marketing**

 **Research and Development**

Mr. Fernandez was a Venture Partner at Shasta Ventures, a venture capital firm, from January 2017 until January 2018. Mr. Fernandez was a founder of Marketo, Inc., a global digital marketing software company, and served as its Chief Executive Officer and President from January 2006 to August 2016. Before that, he was with Epiphany, Inc., a marketing software company acquired by SSA Global Technologies, Inc., from 1999 to 2005, including as President and Chief Operating Officer from July 2003 until September 2005.

Mr. Fernandez has demonstrated leadership experience as a result of his service at Marketo, Inc. and at Epiphany, Inc. He has also gained significant marketing experience through his role at Marketo, Inc. Mr. Fernandez is also a well-known writer and speaker on topics related to digital marketing, marketing automation, big data, and entrepreneurialism, and is the author of Revenue Disruption: Game-Changing Sales and Marketing Strategies to Accelerate Growth (Wiley, 2012).

Mr. Fernandez holds a Bachelor of Arts in History from Stanford University.



James Heppelmann

Director since: **2008**   Age: **55**

Board Committees: None

Other Public Company Boards:

Sensata Technologies Holding plc

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Financial**

 **Software Industry**

 **Manufacturing**

 **Marketing**

 **Research and Development**

Mr. Heppelmann has served as the President and Chief Executive Officer of PTC since October 2010. He was President and Chief Operating Officer of PTC from March 2009 to September 2010, Executive Vice President and Chief Product Officer of PTC from February 2003 to February 2009, and Executive Vice President, Software Solutions and Chief Technology Officer of PTC from June 2001 to January 2003. Mr. Heppelmann joined PTC in 1998.

Mr. Heppelmann brings to the Board significant leadership experience in the enterprise software industry as a result of his positions at PTC Inc. and his position at Windchill Technology, Inc., where he was the founder and President before its acquisition by PTC. Through his tenure at PTC, he has developed extensive knowledge of PTC's history, technologies and the markets in which PTC operates. Additionally, Mr. Heppelmann has financial and marketing expertise as a result of his positions as Chief Executive Officer, Chief Operating Officer and Chief Product Officer of PTC. His skills also include technology and research and development expertise as a result of his positions as Chief Product Officer and Chief Technology Officer, and at Windchill Technology, Inc.

Mr. Heppelmann holds a bachelor's degree in Mechanical Engineering from the University of Minnesota.



Klaus Hoehn

Director since: **2015**   Age: **68**

Board Committees: Corporate Governance, Nominating

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Manufacturing**

 **Research and Development**

Mr. Hoehn serves as Senior Advisor, Innovation and Technology to the Office of the Chairman, Deere & Company, an agricultural, construction, commercial and consumer equipment manufacturer. Before that, he served as the Vice President, Advanced Technology and Engineering, at Deere & Company from January 2006 through November 2018. He joined Deere & Company in 1992 and has served in several engineering and product development roles at the company.

As a result of his positions at Deere & Company, Mr. Hoehn has extensive knowledge of manufacturing and the markets in which PTC operates, as well as extensive knowledge of PTC software, including as a user of PTC software. Mr. Hoehn's experience at Deere, a customer of PTC, makes him uniquely qualified to serve as the "voice of the customer" on the Board. His skills also include technology and research and development expertise as a result of his positions at Deere, including his role that included corporate-level responsibility for directing advanced technology development and engineering services that support worldwide agricultural, construction, and commercial and consumer equipment design and manufacturing.

Mr. Hoehn holds a bachelor's degree, a master's degree, and a Doctorate degree in Mechanical and Agricultural Engineering from Rostock University in Germany.

PTC Inc.



Paul Lacy

Director since: **2009**   Age: **72**

Board Committees: Audit (Chair), Compensation, Corporate Governance, Nominating

Skills and Attributes

- Leadership
- Strategy
- Global
- Financial
- Software Industry
- Manufacturing

Mr. Lacy served as President of Kronos Incorporated, a global enterprise software company, from May 2006 until his retirement in June 2008. He served as President, Chief Financial and Administrative Officer, of Kronos from November 2005 through April 2006, and as Executive Vice President and Chief Financial and Administrative Officer of Kronos from April 2002 through October 2005.

Mr. Lacy's skills include extensive financial accounting and manufacturing expertise as a result of his positions at Kronos. During his tenure at Kronos, Kronos grew from a $26 million hardware company into a $662 million public global enterprise software company. Mr. Lacy also gained significant leadership and public company software experience as a result of his positions at Kronos Incorporated.

Mr. Lacy holds a Juris Doctor from Boston College Law School and Bachelor of Science in Accounting from Boston College.



Corinna Lathan

Director since: **2017**   Age: **52**

Board Committees: Audit

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Financial**

 **Software Industry**

 **Research and Development**

Dr. Corinna Lathan has been the Chief Executive Officer, Co-Founder and Chair of the Board of AnthroTronix, Inc., a biomedical engineering research and development company that creates diverse products in robotics, digital health, wearable technology, and augmented reality, since July 1999. Before that, Dr. Lathan was an Associate Professor of Biomedical Engineering at The Catholic University of America and an Adjunct Associate Professor of Aerospace Engineering at the University of Maryland, College Park.

Dr. Lathan has extensive experience as a leader and technology innovator as a result of her work at AnthroTronix and brings to the Board deep expertise in human-technology interfaces for robotics and mobile technology platforms. Her significant experience and expertise in augmented reality and other technologies enable her to help us advance our Internet of Things strategy.

Dr. Lathan holds a Bachelor of Arts degree in Biopsychology and Mathematics from Swarthmore College, and an S.M. in Aeronautics and Astronautics and Ph.D. in Neuroscience from MIT.



Blake Moret   Director since: **2018**   Age: **57**

Board Committees: Corporate Governance, Strategic Partnerships Oversight

Other Public Company Boards:

Rockwell Automation, Inc.

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Financial**

 **Manufacturing**

 **Marketing**

Mr. Moret has been the President and Chief Executive Officer of Rockwell Automation, Inc., a company focused on industrial automation and information, since July 2016, and Chairman of the Board since January 2018. He served as Senior Vice President, Control Products and Solutions, at Rockwell Automation from April 2011 until July 2016. Mr. Moret has been with Rockwell Automation for over 32 years, during which he served in various roles, including leadership roles in marketing, solutions, services and product groups.

Mr. Moret was appointed to the Board in connection with the formation of the strategic alliance between PTC and Rockwell Automation and Rockwell Automation's purchase of $1 Billion of PTC stock in July 2018. In connection with those transactions, we agreed to appoint to the Board and to the Corporate Governance Committee an individual proposed by Rockwell Automation and reasonably acceptable to us. Rockwell Automation designated Mr. Moret as the initial designee. Although Mr. Moret met the objective Nasdaq independence standard when he joined the Board, we initially designated him as not independent due to the new strategic alliance and uncertainty about the types of issues that could potentially arise, particularly in the early days of the relationship. The parties now have over one year of experience operating under the strategic alliance, with transactions between the parties not constituting a significant portion of either PTC's or Rockwell Automation's annual revenue for 2019.

With the benefit of operating experience over the past year, in connection with Mr. Moret's nomination for re-election in 2020, we have concluded that he qualifies as an independent director under the applicable Nasdaq rules. In reaching this conclusion, we considered the fact that Mr. Moret continued to meet the objective independence standard under the applicable Nasdaq rules, that Rockwell Automation's interests are aligned with those of stockholders generally, that transactions between the parties under the strategic alliance are not expected to be a material percentage of annual revenue in 2020, that Mr. Moret does not have any other relationship with us that would compromise his independence, and that, as with all directors, if a matter arises that poses a potential conflict of interest, Mr. Moret would be excluded from consideration of that particular matter.

Mr. Moret brings significant leadership experience in factory automation and the factory automation market to the Board as a result of his experience at Rockwell Automation, an area that is a significant focus of our digital transformation for industrial enterprises strategy.

Mr. Moret holds a bachelor's degree in Mechanical Engineering from the Georgia Institute of Technology.



Robert Schechter   Chairman of the Board   Director since: **2009**   Age: **71**

Board Committees: Audit, Compensation, Strategic Partnerships Oversight

Other Public Company Boards:

Mimecast Limited
Telaria, Inc.
EXA Corporation
(2012 – 2017)
Unica Corporation
(2005 - 2010)
Soapstone Networks, Inc.
(2003 - 2009)

Skills and Attributes

 **Leadership**

 **Strategy**

 **Global**

 **Financial**

 **Software Industry**

 **Manufacturing**

 **Marketing**

 **Research and Development**

Mr. Schechter served as the Chief Executive Officer of NMS Communications Corporation, a global provider of hardware and software solutions for the communications industry from 1995 until his retirement in 2008.

Mr. Schechter brings to the board significant financial and accounting expertise as a result of his positions at NMS Communications Corporation and at Lotus Development Corporation, where he was the Chief Financial Officer. He was also a partner at Coopers & Lybrand LLP, an independent audit firm, and served as Chairman of its North East Region High Tech Practice. Through his position at NMS Communications Corporation, he gained relevant knowledge of the manufacturing market and process. He also acquired marketing experience as well as technology and research and development expertise as a result of his position as Senior Vice President at Lotus Development Corporation, where he was responsible for all sales, marketing, customer service and product development outside North America.

Mr. Schechter holds a Bachelor of Science from Rensselaer Polytechnic Institute and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

Corporate Governance

Board Leadership Structure

Our Board is led by an independent Chairman, Mr. Schechter. We believe this Board leadership structure serves the company and our stockholders well by providing independent leadership of the Board. If we were to decide that combining the Chairman and CEO positions would better serve the company and our stockholders, our policy is to have a Lead Independent Director.

Board and Committee Meetings; Attendance at the Annual Meeting

The Board and committees hold regularly scheduled meetings over the course of the year and hold additional meetings as necessary. The Board met four times in 2019. No director attended less than 75% of meetings of the Board and the committees on which he or she served in 2019.

We expect that each director will attend the Annual Meeting of Stockholders each year. All directors attended the 2019 Annual Meeting of Stockholders.

Board Evaluation Process

The Board conducts an annual evaluation process, which is facilitated by a third-party once every three years.

Years 1 and 2	Year 3
Self-Evaluation	**Externally Facilitated Evaluation**
The Chairman of the Board meets with each director individually to discuss the Board's performance and the Chair of the Corporate Governance Committee meets with each director individually to assess the Chairman of the Board's performance.	The external facilitator works with the Board to develop a list of discussion topics and then meets with each of the directors individually to discuss these topics and the Board's performance.
The results of the assessment are discussed with the full Board.	The results of the assessment are discussed with the full Board.

Board Refreshment Process

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Nominating Committee considers the Board's composition, skills and attributes to determine whether they are aligned with our long-term strategy. The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors, including the candidate's potential contributions to the Board.

Our typical search process involves the steps described below.



1	2	3	4	5	6	7
Assess Board's Current Skills and Attributes	Identify Skills or Attributes that are needed or may be needed in the future	Develop Candidate Profile	Identify and Retain Search Firm to Lead the Process	Screen Candidates	Chairman of the Board, CEO, Chair of Nominating Committee and other directors meet with candidates	Decision and Nomination

Board Risk Oversight

The Board and the relevant committees review with PTC's management the risk management practices for which they have oversight responsibility. Since overseeing risk is an ongoing process and inherent in PTC's strategic decisions, the Board and the relevant committees do not view risk in isolation but discuss risk throughout the year in relation to ongoing operations and proposed actions and initiatives.



Board of Directors

Ultimate responsibility for risk management oversight and oversees risk management of risks not addressed by a committee.

Audit	**Compensation**	**Corporate Governance**	**Nominating**	**Strategic Partnerships Oversight**
• Financial Condition and Debt • Accounting and Financial Reporting • Cybersecurity and IT Programs • Compliance Programs • Taxes • Related Party Transactions	Overall Compensation Policies, Programs and Practices	• Corporate Governance Policies • CEO Succession Planning • Director Compensation	• Composition of the Board • Director Evaluation and Nominations	Implementation and Operation of Significant Strategic Relationships

The Committees of the Board

The Board has five standing committees: Audit, Compensation, Corporate Governance, Nominating and the Strategic Partnerships Oversight Committee. Each of the committees acts under a written charter, all of which are available on the Investor Relations page of our website at www.ptc.com. Mr. Heppelmann, our CEO, does not serve on any committee.

2019 Director	Audit	Compensation	Corporate Governance	Nominating	Strategic Partnerships
Janice Chaffin, Independent		✔	C	C	✔
Phillip Fernandez, Independent	✔				
Donald Grierson, Independent[1]		C	✔		
Klaus Hoehn, Independent			✔	✔	
Paul Lacy, Independent ★	C	✔	✔	✔	
Corinna Lathan, Independent	✔				
Blake Moret, Independent			✔		✔
Robert Schechter, Independent ★	✔	✔			C
Total Meetings in 2019	8	5	4	—[2]	3

C Chair   ✔ Member   ★ Audit Committee Financial Expert

(1) Mr. Grierson will retire from the Board effective as of the end of his current term that ends on the date of the 2020 Annual Meeting of Stockholders.

(2) The Nominating Committee was formed in February 2019. It is expected that the Committee will hold one regular meeting a year in November, as it did in November 2019. The Committee will meet more often as necessary.



Audit Committee

Committee Chair:
Paul Lacy

Committee Members:
Phillip Fernandez
Corinna Lathan
Robert Schechter

Responsibilities

- Assists our Board in fulfilling its oversight responsibilities for accounting and financial reporting compliance and oversees our compliance programs.
- Reviews the financial information provided to stockholders and others, PTC's accounting policies, disclosure controls and procedures, internal accounting and financial controls, and the audit process.
- Meets with management and with our independent auditor to discuss our financial reporting policies and procedures, our internal control over financial reporting, the results of the independent auditor's examinations, PTC's critical accounting policies and the overall quality of PTC's financial reporting, and reports on such matters to the Board.
- Meets with the independent auditor, with and without PTC management present.
- Appoints (and, if appropriate, replaces), evaluates, and establishes the compensation of, the independent auditor.
- Reviews the independent auditor's performance in conducting the annual financial statement audit and the audit of our internal control over financial reporting, assesses independence of the auditor, and reviews the auditor's fees.
- Reviews and pre-approves audit and non-audit related services that may be performed by the independent auditor.

Independence and Financial Expertise

- All committee members are "independent directors" under both SEC rules and the Nasdaq Stock Market listing requirements.
- No member has ever been an employee of PTC or any of its subsidiaries.
- The Board of Directors has determined that Mr. Lacy and Mr. Schechter qualify as Audit Committee Financial Experts, as defined by the SEC.



Compensation Committee

Committee Chair:
Donald Grierson

Committee Members:
Janice Chaffin
Paul Lacy
Robert Schechter

Responsibilities

- Establishes the compensation levels for our executive officers.
- Oversees our employee compensation programs, including the corporate bonus programs.
- Sets performance goals for compensation of executive officers and evaluates performance against those goals.
- Oversees our equity compensation plans.

May engage compensation consultants or other advisors to provide information and advice to the Committee.

Independence

- All committee members are "independent directors" under The Nasdaq Stock Market listing requirements.



Corporate Governance Committee

Committee Chair:
Janice Chaffin

Committee Members:
Donald Grierson
Klaus Hoehn
Paul Lacy
Blake Moret

Responsibilities

- Develops and recommends policies and processes regarding corporate governance.
- Reviews and makes recommendations to the Board with respect to director compensation.
- Maintains a CEO succession plan to ensure continuity of leadership for PTC.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

PTC Inc.



Nominating Committee

Committee Chair:
Janice Chaffin

Committee Members:
Klaus Hoehn
Paul Lacy

Responsibilities

- Oversees the director recruitment process, including the assessment of qualifications and skills sought in new directors and the retention of search firms to assist in the identification of potential candidates.
- Reviews the composition of the Board and makes recommendations regarding nominees for election to the Board.
- Makes recommendations to the Board about the composition of committees of the Board.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.



Strategic Partnerships Oversight Committee

Committee Chair:
Robert Schechter

Committee Members:
Janice Chaffin
Blake Moret

Responsibilities

- Oversee the implementation and operation of significant strategic relationships entered into by the company.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

Director and Executive Officer Stock Ownership Requirements

Because we believe our directors' and executives' interests are more aligned with those of our stockholders if they are stockholders themselves, our directors and executive officers are required to hold a significant amount of our stock. Options and unvested equity are not counted toward the holding requirement.

Directors	Chief Executive Officer	Other Executive Officers
5x	**5x**	**3x**
Annual Board Cash Retainer	Annual Salary	Annual Salary

All our directors and officers meet their stock ownership requirements.

Our Director Stock Ownership Policy and our Executive Officer Stock Ownership Policy are available on the Investor Relations page of our website at www.ptc.com.

No Hedging or Pledging of PTC Equity

In order to ensure members of the Board of Directors and our executives and employees are aligned with the interests of our stockholders, our Trading in Company Securities Policy prohibits the hedging of PTC stock or equity by directors, executives and employees and transactions in derivative securities whose value is tied to that of PTC stock (including puts, calls and listed options). The Policy also prohibits the pledging of PTC stock or equity by directors, executives and employees and short sales of PTC stock.

Director Election Process and Voting Standard

All directors stand for election each year. Directors are elected by a plurality of votes received. However, we maintain a Majority Voting Policy for uncontested director elections that requires a director who does not receive a majority of the votes cast for his or her proposed election to promptly tender his or her resignation from the Board. The Corporate Governance Committee will consider the resignation and recommend to the Board whether to accept the resignation. The Board will use its best efforts to act on the resignation and publicly disclose its decision and its rationale within 90 days following certification of the election results. The director who tenders his or her resignation may not participate in the decisions of the Corporate Governance Committee or the Board that concern the resignation.

Director Nominations

The Nominating Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Stockholders. Candidates may be suggested by directors, management, stockholders or a search firm retained by the Committee. Stockholders that wish to nominate a candidate may do so in accordance with the procedures described in STOCKHOLDER PROPOSALS AND NOMINATIONS. Candidates properly nominated by stockholders will be given the same consideration as other proposed candidates.

Director Qualifications and Diversity

The Nominating Committee's mandate is to create and maintain a Board with a diversity of skills and attributes that is aligned with PTC's current and anticipated future strategic needs. Beyond a few general requirements, the Nominating Committee does not rely on a fixed set of qualifications for director nominees but considers the composition of the Board and the experience and skills each director nominee brings to the Board.

PTC values diversity and believes that diversity among the directors as to personal and professional experiences, opinions, perspectives and backgrounds, as well as diversity with respect to race, ethnicity, gender, age and cultural backgrounds, is desirable. The Committee does not maintain a diversity policy but seeks to achieve diversity through its thoughtful selection of qualified candidates.

Qualifications Required of All Directors

The Nominating Committee considers each candidate's character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, national and international experience and such other relevant skills and experience as may contribute to the Board's effectiveness and PTC's success. In addition, all candidates must be able to dedicate sufficient time and resources for the diligent performance of the duties required of a member of the Board of Directors and must not hold positions or interests that conflict with their responsibilities to PTC. Candidates must also comply with any other minimum qualifications for either individual directors or the Board under applicable laws or regulations. The Committee will also consider whether the candidate is independent of PTC as at least a majority of members of the Board of Directors must qualify as independent in accordance with Nasdaq independence rules.

Communications with the Board

Stockholders may send communications to the Board of Directors at: Board of Directors, PTC Inc., c/o General Counsel, 121 Seaport Boulevard, Boston, Massachusetts 02210.

Director Compensation

We pay our non-employee directors a mix of cash and equity compensation. The amounts established for the annual Board and committee cash and equity retainers for the most recent year are shown in the table below. No fees are paid for service on the Strategic Partnerships Oversight Committee. The retainers are the only compensation paid for service as a director; we do not pay meeting fees for attendance at board or committee meetings.

	Annual Cash Retainer	Annual Equity Retainer	Committee Chair Retainer	Committee Member Retainer
Chairman of the Board	$125,000	$300,000		
Other Directors	$ 60,000	$250,000		
Audit Committee			$30,000	$15,000
Compensation Committee			$25,000	$12,500
Corporate Governance Committee			$15,000	$ 7,500
Nominating Committee			$ 5,000	$ 2,500
Strategic Partnerships Oversight Committee			$ —	$ —



25%
Annual Cash Retainer

75%
Annual Stock Retainer

Director Compensation Process and Decisions

The Board establishes the annual compensation for the directors at the meeting of the Board of Directors held directly after the Annual Meeting of Stockholders. In setting such compensation, the Board considers the recommendation of the Corporate Governance Committee. In making its recommendation for 2019, the Corporate Governance Committee considered a competitive assessment of the directors' compensation with that of our compensation peer group (described in COMPENSATION DISCUSSION AND ANALYSIS) and reviewed each element of compensation to determine whether the compensation is competitive and reasonable for the services provided by the directors. Based on that review, no changes were made to our directors' compensation for 2019. For 2019 our directors' compensation was positioned at approximately the 55th percentile of the compensation peer group.

We provide a higher annual retainer for service as the Chairman of the Board given the additional work required by that position, but do not pay a committee chair retainer to the Chairman of the Board for service as the Chair of any committee. We provide different retainers for the Chairs and members of the various committees based on the anticipated level of work required with respect to the position and the committee.

We also believe that providing a majority of our directors' annual retainer compensation in the form of equity rather than cash serves to further align the interests of our directors with our stockholders as they become stockholders themselves.

PTC Inc.

2019 Director Compensation

The amounts shown in the **Fees Earned or Paid** in Cash column of the table are each director's annual board and committee retainer fees. The amounts shown in the **Stock Awards** column of the table are the value of the restricted stock unit (RSU) awards made to the directors during the year.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2][3]	Total ($)
Robert Schechter Chairman of the Board	$152,500	$299,927	$452,427
Janice Chaffin	$ 87,500	$249,999	$337,499
Phillip Fernandez	$ 75,000	$249,999	$324,999
Donald Grierson	$ 92,500	$249,999	$342,499
Klaus Hoehn	$ 67,500	$249,999	$317,499
Paul Lacy	$115,000	$249,999	$364,999
Corinna Lathan	$ 75,000	$249,999	$324,999
Blake Moret	$ 67,500	$249,999	$317,499

(1) As an employee of PTC, Mr. Heppelmann, our President and Chief Executive Officer, receives no compensation for his service as a director and, accordingly, is not shown in the Director Compensation table.

(2) Grant date fair value of restricted stock units granted on March 6, 2019, calculated by multiplying the number of RSUs granted by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $89.96 per share.

(3) The number of outstanding RSUs held by each director as of September 30, 2019 is shown in the table below. No director held options.

Name	Restricted Stock Units
Robert Schechter	3,334
Janice Chaffin	2,779
Phillip Fernandez	2,779
Donald Grierson	2,779
Klaus Hoehn	2,779
Paul Lacy	2,779
Corinna Lathan	2,779
Blake Moret	4,711

Our Executive Officers



James Heppelmann

Information about Jim Heppelmann is provided in **"Director Nominees"** above.



Kristian Talvitie   Age **49**

Executive Vice President, Chief Financial Officer

Kristian became our Chief Financial Officer in May 2019. Before that, Kristian was the Chief Financial Officer of Syncsort Incorporated, a private software company specializing in Big Data, high speed sorting products and data integration software and services from October 2018 through May 2019. He served as Chief Financial Officer of Sovos Compliance, LLC, a private SaaS software company specializing in tax compliance software from July 2016 to October 2018, and served as the Corporate Vice President, Finance of PTC from July 2013 to July 2016 and as the Senior Vice President, Financial Planning and Analysis and Investor Relations of PTC from November 2010 to July 2013.



Kathleen Mitford   Age **47**

Executive Vice President, Products

Kathleen became our Executive Vice President, Products in February 2018. Kathleen was our Executive Vice President, Products and Market Strategy from October 2017 to February 2018, Executive Vice President, Segments from February 2017 to October 2017, Corporate Vice President, Corporate Strategy from July 2014 to February 2017, and Senior Vice President, Corporate Strategy from October 2011 to July 2014. Before that, she served in various roles in our product, market and corporate strategy groups. Kathleen joined PTC in 2006.



Aaron Von Staats   Age **54**

Executive Vice President, General Counsel and Secretary

Aaron has served as our General Counsel and Secretary since 2003. Before that, he served in other roles in the company's Legal group. Aaron joined PTC in 1997.

Advisory Vote on the Compensation of our Named Executive Officers

This advisory vote on the compensation of our Chief Executive Officer and our other executive officers and former executive officers named in the Summary Compensation Table (our "named executive officers") gives stockholders the opportunity to express their views on our named executive officers' compensation. This "say-on-pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Additional information about their compensation is discussed in COMPENSATION DISCUSSION AND ANALYSIS and in EXECUTIVE COMPENSATION.

> ✔ The Board of Directors recommends that you vote **FOR** the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.

Summary of Our Compensation Practices

Our compensation programs are designed to pay for performance. A significant portion of the compensation of our named executive officers is comprised of performance-based pay. For 2019, 51% of our CEO's target compensation was performance-based and 49% of our other named executive officers' target compensation was performance-based.

Our performance-based pay is tied to strategic short-term and long-term objectives and requires substantial incremental performance over the prior period to be earned. For example, although our business performed well overall for the year and our executives earned 97.60% of their annual incentive, they earned only 59.33% of the target 2019 long-term performance-based equity eligible to be earned in 2019 due to underperformance against our free cash flow target and 0% of the annual upside performance-based RSUs due to underperformance against the aggressive new license and subscription bookings target.

As shown in the pay and performance alignment charts in COMPENSATION DISCUSSION AND ANALYSIS, our executives' pay and the Company's performance are strongly aligned.

Our compensation programs are designed to align our executives' interests with our stockholders' interests. In addition to weighting our executives' compensation to performance-based pay, a substantial portion of their compensation is in the form of equity (RSUs) that vests over three years. Moreover, our executives are subject to substantial stock ownership requirements and to clawback of incentive compensation in certain circumstances. These elements serve to align our executives' interests with those of our stockholders in the long-term value of PTC.

Our compensation programs are developed by independent directors advised by an independent consultant. Our Compensation Committee is comprised only of independent directors and retains an independent compensation consultant to advise it on appropriate compensation practices.

Effect of Say-on-Pay Vote

This say-on-pay vote, which is required by Section 14A of the Securities Exchange Act of 1934, is advisory only and is not binding on the company, the Compensation Committee or our Board of Directors. Although the vote is advisory, we, our Compensation Committee and our Board of Directors value the opinions of our stockholders and will consider the outcome of this vote when establishing future compensation for our executive officers. We hold such a vote each year.

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors determines the compensation for our executives. We discuss below our executive compensation program and the compensation decisions made for 2019 for our Chief Executive Officer, our Chief Financial Officer, and the other executive officers and former executive officers named in the Summary Compensation Table.

Our Compensation Philosophy & Practices

Our executive compensation programs are designed to attract, motivate and retain our executives.

We Pay for Performance

We have a pay-for-performance philosophy for executive compensation and emphasize performance-based compensation tied to strategic initiatives designed to create long-term stockholder value. We believe that equity incentives that vest over multiple years provide an important motivational and retentive aspect to the executives' overall compensation and align our executives' interest in the long-term performance of PTC with that of our stockholders. Accordingly, a substantial portion of our executives' compensation consists of performance-based and service-based RSUs that vest over multiple years.

Our results for 2019 reflect the successful execution of our business transformation to a subscription company with expanding margins. Our Internet of Things business, which we view as a significant growth opportunity, continued to grow as we added new customers and existing customers expanded their implementations over the year.

Long-Term Pay and Performance Alignment

Our performance over the past several years reflects the success and efficacy of aligning executive compensation with our strategic plan. This pay-for-performance approach has resulted in strong pay and performance alignment and will continue to be the centerpiece of our executive compensation programs.

5-Year CEO Total Realized Pay vs Relative TSR



5-Year NEO Total Realized Pay vs Relative TSR



We are Responsive to Stockholders

We have made significant changes to our executive compensation programs over recent years in response to say-on-pay votes, comments from stockholders and changes to perceived best practices. Those changes included:

- Adopting separate performance measures for our annual incentive bonus and our performance-based equity;
- Introducing multiple performance periods for our long-term performance-based equity;
- Adopting a clawback policy; and
- Eliminating all single-trigger vesting and tax gross-ups in connection with a change in control.

As a result, stockholders approved our say-on-pay proposals in 2017 and 2018 at the 90%+ level. However, in 2019, stockholder support for our say-on-pay proposal was significantly lower. After this disappointing result, we embarked on a stockholder engagement initiative to understand our stockholders' views on our executive pay program and the reasons for their lack of support for our 2018 executive pay program.

2019 Stockholder Engagement on Executive Compensation

We contacted 26 of our largest stockholders representing 46% of our outstanding shares to seek their views on our executive pay programs and any governance or other matters they wished to discuss. Of those, 14 stockholders representing 27% of our outstanding shares spoke with us. Our Chairman of the Board, Robert Schechter, who is also a member of the Compensation Committee, participated in many of these discussions. Other participants from the company included our Vice President of Investor Relations and our General Counsel and/or our Senior Vice President, Corporate & Securities Counsel.

What We Heard

2018 CEO Long-Term Performance-Based Equity Grant

Most stockholders we met with focused on the special five-year performance-based equity grant made to our CEO in June 2018 and sought to further understand the rationale for the grant and the structure and value of the grant. Stockholders generally understood what the Compensation Committee was trying to achieve with that incentive grant, why we selected the performance measures for that grant and the rigor of the performance measures. Although a few investors indicated that they supported the grant and had supported our say-on-pay proposal, most commented about the fact that the grant was incremental to our established executive compensation program, the value of the grant, and the structure of the grant, and indicated that the grant was the reason they voted against our say-on-pay proposal in 2019.

Structure of Our Long-Term Performance-Based Equity

Investors asked us to consider using a relative performance measure and adding a second performance measure to our long-term performance-based equity.

Investors also commented on other features of our other long-term performance-based equity incentives, specifically the fact that portions of those awards can be earned for achieving performance milestones in years 1 and 2 of the 3-year performance period, and that amounts not earned in years 1 and 2 can be earned for year 3 (the "catch-up" opportunity).

Our Considerations and Actions

2018 CEO Long-Term Performance-Based Equity Grant

We understand our stockholders' concerns about the off-cycle grant. We do not, as a general practice, grant awards outside of the core elements of the executive compensation program but on occasion have used an additional grant for specific circumstances. In this case, our Compensation Committee felt it was appropriate to fully align our CEO incentives with a new, challenging 5-year financial target announced by the Company in 2018 and to retain him to drive that target.

No supplemental grants were made in 2019 and no similar grants are currently contemplated.

Structure of Long-Term Performance-Based Equity

We reviewed the structure of our long-term performance-based equity and addressed stockholders' comments by adding a second performance measure to the long-term equity for 2020. As also suggested by stockholders, the second measure we added was a relative performance measure. The measure we chose was relative TSR. This structure enables us to incent a long-term strategic goal while further aligning our executives' interests with stockholders' interests.

We have retained the annual earning opportunities in years 1 and 2 of the 3-year performance period under our long-term performance-based equity and the catch-up opportunity. The Compensation Committee believes that retaining this design increases the likelihood that the final year 3 performance measure will be achieved by providing milestones along the way to the year 3 performance-target while also enabling executives to make decisions appropriate for the business that may cause performance to fall short of the year 1 or 2 milestones, but ultimately achieve the year 3 performance measure. The Committee believes that focusing executives on achieving a 3-year performance measure best aligns executives' interests with those of stockholders and is more likely to create longer-term value for stockholders if the target performance measure is achieved.

The Committee also considered the fact that the annual earning opportunities and catch-up provision under our long-term performance-based equity existed before 2018 and stockholders had strongly supported our executive compensation programs with votes above the 90% level in those years. The Committee also considered the fact that many of the investors we engaged with in this process indicated that they would have supported our say-on-pay proposal notwithstanding these features but voted against our pay proposal in 2019 due to the incremental five-year grant to our CEO in 2018.

Eliminated Annual Upside Equity Grant. We reviewed the structure of our executive compensation program and decided to eliminate the annual upside equity (performance-based equity with a one-year performance measure and vesting of any portion earned over three years) for 2020. This element had been tied to a performance target that was significantly above our financial plan. Due to this structure, the equity was not expected to be earned at the time of grant, was generally not earned, and created unnecessary complexity in the executive compensation program.

Revised Peer Group for 2020. For 2020, we removed RedHat Inc. and added Blackbaud, Inc., a company that is smaller than PTC on both revenue and market capitalization measures, but still within our desired ranges. Although some of the selected peers are at or above our desired revenue and market capitalization ranges, we retained them for year-to-year continuity and to ensure a meaningful sample size given the lack of strong replacement alternatives.

2020 Peer Group

Akamai Technologies, Inc	Nuance Communications, Inc.
ANSYS, Inc.	Open Text Corporation
Autodesk, Inc.	Pegasystems Inc.
Blackbaud, Inc.	ServiceNow, Inc.
Cadence Design Systems, Inc.	Splunk Inc.
Citrix Systems, Inc.	SS&C Technologies Holdings Inc.
Fair Isaac Corporation	Synopsys, Inc.
LogMeIn, Inc.	The Ultimate Software Group, Inc.

Reduced the Post Change in Control Protection Period. We also reviewed the post change in control protection period under our executive agreements and reduced the protection period from three years after a change in control to two years after a change in control. The change in control provision remains a double-trigger that requires an executive's employment be terminated before any equity is accelerated.

2019 Compensation Design

Our executives' 2019 target compensation consisted of the compensation elements shown below. We believe these components provide an appropriate mix of fixed compensation and at-risk compensation that promotes short-term and long-term performance and rewards our executives appropriately for their performance. With this mix, we provide a competitive base salary and service-based equity that vests over multiple years while providing our executives the opportunity to earn additional compensation through short-term and long-term performance-based incentives designed to drive company performance and create long-term stockholder value. Because a significant portion of our executives' target compensation is performance-based, actual compensation earned can differ significantly from target compensation.



CEO Compensation Components

NEO Compensation Components

Performance-Based 50.9%

Performance-Based 49.1%

Base Salary

Provide a base level of competitive cash compensation.

7.3% / 12.5%

Service-Based Long-Term RSUs

Align the executive's long-term interests with those of stockholders and retain the executive. RSUs vest in three substantially equal annual installments over three years.

41.8% / 38.5%

Performance-Based Long-Term RSUs

Align the executive's long-term interests with those of PTC and stockholders by focusing the executive on achieving performance goals critical to PTC's long-term success. PSUs are eligible to vest in three substantially equal annual installments over three years, with PSUs not earned for years one and two eligible to be earned for the third year.

41.8% / 38.5%

Annual Incentive Plan

Focus the executive on achieving performance goals tied to PTC's annual business plan.

9.1% / 10.6%

Annual Upside PSUs

Align the executive's long-term interests with those of PTC stockholders by focusing the executive on achieving a rigorous performance goal above the annual plan. PSUs earned vest in three substantially equal annual installments over three years. PSUs not earned are forfeited. These PSUs are not expected to be earned when granted (0%) and are not considered part of the executive's target compensation.

2019 Performance-Based Compensation

The performance measures we develop and use for our performance-based compensation are designed to drive and measure our performance against our short-term and long-term business plans and objectives and create value for our stockholders.

Alignment of Corporate Strategy and Performance-Based Compensation

Strategic Goal	Compensation Plan and Performance Measure
Increase Recurring Revenue	**Annual Incentive Plan** **Ending Total Recurring ACV**
Expand Operating Margins	**Annual Incentive Plan** **Non-GAAP Operating Expense**
Increase Free Cash Flow	**Long-Term Performance-Based Equity** **Adjusted Free Cash Flow**
Top Line Revenue Growth	**Annual Upside Equity** **New License and Subscription Bookings above Plan**

2019 Performance–Based Compensation and Achievement

Component	FY19 Performance Measure	Threshold	Target	FY19 Results	% Earned
		(amounts in millions)			
Annual Incentive Plan[1]	Ending Total Recurring ACV[4]	$1,183[5]	$1,233	$1,227	97.60%
	Non-GAAP Operating Expense[4]	$ 765[5]	$ 755	$ 739	
Long-Term PSUs[2]	Adjusted Free Cash Flow[4]	$ 240[5]	$ 283	$ 248	59.33%
Annual Upside PSUs[3]	Total Bookings above Plan[4]	$516.5[5]	$542.3	$ 473	0%

[1] Under the **Annual Incentive Plan**, Ending Total Recurring ACV was weighted 2/3 and non-GAAP operating expense was weighted 1/3. 63.3% of the target bonus would be earned upon achievement of threshold under both performance measures and 100% at achievement of target under both performance measures. Upside amounts could be earned but were capped at 125% of the target bonus, which is generally lower than the upside opportunity provided by our peers.

[2] The **Long-Term PSUs** are eligible to vest in three substantially equal tranches in November 2019, 2020 and 2021 if and to the extent the performance measure for the applicable year is achieved. 50% of the RSUs eligible to be earned for the period would vest on achievement of the threshold and the full 100% eligible for the period would vest on achievement of the target. Additional RSUs could be earned up to 200% of the target RSUs eligible to be earned for the period for performance above the target (so, if 3,000 RSUs were granted, 1,000 could be earned for each of 2019, 2020 and 2021, and up to an additional 1,000 RSUs could be earned for each period). RSUs not earned for 2019 or 2020 can be earned for 2021 as the intended long-term increase in free cash flow would be achieved, but in no event can the aggregate number of RSUs earned for all three periods exceed the total number of RSUs eligible to be earned multiplied by the 2021 achievement level.

[3] The **Annual Upside PSUs** have a one-year (2019) performance measure. The performance measure was a significant stretch target that, if achieved, would represent over 16% growth in Bookings over 2018. RSUs earned for FY19 would vest in three substantially equal tranches in 2019, 2020 and 2021 if the employee remained employed by PTC on the vest date. RSUs not earned for the 2019 performance period are forfeited. No additional RSUs could be earned for performance above the target performance measure.

[4] Our Ending Total Recurring ACV and Bookings operating measures and Non-GAAP Operating Expense and Adjusted Free Cash Flow measures are described on Appendix A. A reconciliation of Non-GAAP Operating Expense and Adjusted Free Cash Flow to GAAP measures is set forth on Appendix B.

[5] FY18 Ending Total Recurring ACV was $1,057 million, FY18 non-GAAP operating expense was $734 million, FY18 free cash flow was $212 million, and FY18 Bookings were $466 million. A reconciliation of Non-GAAP Operating Expense and Free Cash Flow to GAAP measures is set forth on Appendix B.

Individual 2019 Performance-Based Amounts Earned

Executive	Annual Incentive Target	Annual Incentive Earned	2019 Long-Term PSUs Eligible for 2019	2019 Long-Term PSUs Earned (#)	2019 Long-Term PSUs Earned ($)[1]	Upside PSUs Eligible[2]	Upside PSUs Earned
James Heppelmann	$1,000,000	$ 976,062	18,003	10,681	791,355	108,019	-0-
Kristian Talvitie		$ 142,401	4,278	2,538	188,040	12,834	-0-
Matthew Cohen	$ 350,000	$ 341,629	5,352	3,174	256,721	16,056	-0-
Kathleen Mitford	$ 300,000	$ 292,804	3,571	2,118	156,922	10,713	-0-
Aaron von Staats	$ 350,000	$ 341,629	3,474	2,061	156,699	10,420	-0-
Barry Cohen	$ 313,543	$ 313,178	5,841	3,465	256,722	17,523	-0-
Andrew Miller	$ 350,000	$ 341,629	5,841	3,465	256,722	17,523	-0-

[1] Based on November 15, 2019 vest date close price of $74.09.

[2] Upside PSUs earned would vest in three substantially equal installments over three years. Those not earned are forfeited, as all were for 2019.

2019 CEO and NEO Compensation Decisions

The target compensation for our executives and the decisions we made when setting that compensation are described below. Target compensation includes only the elements shown below and does not include the Annual Upside Performance-Based RSUs as those are not considered part of the executives' target compensation, but rather an upside opportunity that could be earned for exceptional performance beyond that contemplated by our business plan. Further, as noted above, a significant portion of our executives' target compensation is performance-based, and thus actual compensation earned can differ significantly from the target compensation.

For those executives for whom we increased the target compensation for 2019, the increase was made through an increase in their target long-term equity compensation, with the increase split equally between performance-based RSUs and service-based RSUs, as we prefer to use equity that vests over multiple years rather than cash to further align our executives' pay with the interests of our stockholders.



James Heppelmann, President and Chief Executive Officer

Mr. Heppelmann has been our President and CEO since 2010, during which time he has transformed the company into a dynamic force supporting the digital transformations of industrial enterprises. We evaluated his 2018 compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether to make any additional changes to his target compensation for 2019. Given his performance and his compensation relative to his peers, we believed an increase in his compensation was warranted. Accordingly, we increased his target compensation by 10% for 2019.

2019 Target Compensation



$4,600,000
Service-Based RSUs

$4,600,000
Performance-Based RSUs

$11M

$800,000
Base Salary

$1,000,000
Annual Incentive Bonus



Kristian Talvitie, Chief Financial Officer

Mr. Talvitie joined PTC in May 2019. When setting his target compensation for the year, we set his salary and target bonus at the same level as the retiring Chief Financial Officer, Andrew Miller, and pro-rated those amounts for the remainder of FY2019. We set his target long-term equity at an amount lower than for Andrew Miller given Mr. Talvitie's level of experience in the CFO role. We also paid him a one-time sign-on bonus of $200,000 to compensate him for compensation he was forgoing at his previous employer.

2019 Target Compensation



$1,117,500
Service-Based RSUs

$1,117,500
Performance-Based RSUs

$3.0M[1]

$415,000[2]
Base Salary

$350,000[2]
Annual Incentive Bonus

(1) Does not include sign-on bonus as it is not considered part of his target annual compensation.
(2) Salary and bonus actually paid were pro-rated for FY19.



Matthew Cohen, Executive Vice President, Field Operations

Mr. Cohen was promoted to Executive Vice President, Field Operations in February 2018 and his compensation for the role was established at that time. We evaluated his 2018 compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether to make any additional changes to his target compensation for 2019. Given his performance and his compensation relative to his peers, we believed an increase to his compensation was warranted. Accordingly, we increased his target compensation by 13% for 2019.

2019 Target Compensation



$1,367,500
Service-Based RSUs

$1,367,500
Performance-Based RSUs

$3.5M

$415,000
Base Salary

$350,000
Annual Incentive Bonus



Kathleen Mitford, Executive Vice President, Products

Ms. Mitford was promoted to Executive Vice President, Products in March 2018 and her compensation for the role was established at that time. We evaluated Kathleen's 2018 compensation against our compensation peer group as to individual elements and as to total target compensation and her performance to determine whether to make any additional changes to her target compensation for 2019. Given her performance and her compensation relative to her peers, we believed an increase in her compensation was warranted. Accordingly, we increased her target compensation by 14% for 2019.

2019 Target Compensation



$912,500
Service-Based RSUs

$912,500
Performance-Based RSUs

$2.5M

$375,000
Base Salary

$300,000
Annual Incentive Bonus



Aaron von Staats, Executive Vice President, General Counsel

Mr. von Staats was promoted to Executive Vice President and General Counsel in July 2018, after having been our General Counsel since March 2003. We evaluated his 2018 compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether to make any additional changes to his target compensation for 2019. Given his performance and his compensation relative to his peers, we believed an increase in his compensation was warranted. Accordingly, we increased his target compensation by 19% for 2019.

2019 Target Compensation



$887,500
Service-Based RSUs

$887,500
Performance-Based RSUs

$2.5M

$375,000
Base Salary

$350,000
Annual Incentive Bonus

Barry Cohen, Former Chief Strategy Officer

Mr. Cohen had a unique position for which there was no appropriate match in the peer group or survey data. Given the responsibilities of his position, and considering internal pay equity among our executives, we believed an increase in his target 2019 compensation was warranted given the increase in our CFO's compensation for 2019. Accordingly, we increased his target compensation by 15% for 2019.

Mr. Cohen reduced his responsibilities and his hours in 2019 and his base salary and target bonus were reduced accordingly on a pro-rata basis.

Andrew Miller, Former Chief Financial Officer

We evaluated Mr. Miller's performance and his 2018 compensation against our compensation peer group as to individual elements and as to total target compensation to determine whether to make any additional changes to his target compensation for 2019. Given his performance in driving the transformation of our business, we believed an increase in his compensation was warranted. Accordingly, we increased his target compensation by 15% for 2019.

Mr. Miller announced his intent to retire during the year and agreed to remain with PTC until a new CFO could assume and transition into the role. Upon Mr. Talvitie becoming CFO in May 2019, Mr. Miller became a Senior Financial Advisor to PTC and his base salary was reduced by 52% for the remainder of the year given the reduction in his responsibilities.

How We Set Executive Compensation

The Compensation Committee, which is comprised entirely of independent directors, establishes and reviews the compensation for our executive officers annually.

Independent Compensation Consultant

The Committee engaged Pearl Meyer & Partners, LLC as its independent compensation consultant for 2019. The Committee assessed the independence of Pearl Meyer and determined that Pearl Meyer is independent of PTC and has no relationships that could create a conflict of interest with PTC. As part of its assessment, the Committee considered the fact that Pearl Meyer provides no other services to PTC and consults with PTC's management only as necessary to provide the services described below.

Pearl Meyer provides a range of services to the Committee to support the Committee in fulfilling its responsibilities, including providing legislative and regulatory updates, peer group compensation data, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of our programs with our executive compensation philosophy. Pearl Meyer attends Committee meetings, reviews compensation data with the Committee, and participates in discussions regarding executive compensation issues. The Committee meets with Pearl Meyer with and without PTC management present.

Consultation with Management

Members of management, including our Chief Executive Officer, participate in Committee meetings as requested by the Committee to discuss the materials provided, including recommendations on executive pay, competitive market practices and performance measures. Although the members of management provide their views, decisions on executive compensation are made solely by the Committee and, in the case of the Chief Executive Officer's compensation, without the presence of the Chief Executive Officer.

Determination of the Total Amount of Compensation

We make decisions regarding the amount and mix of compensation for our executives based on:

- Objective data provided by Pearl Meyer & Partners (we refer to this as the "competitive analysis");
- Analysis of the scope of each executive's responsibilities; and
- Internal pay equity among the executives.

We use the competitive analysis to assess our executives' compensation against the compensation paid to executives in similar positions in the peer group to ensure that the compensation we pay is competitive and fair to our executives and to our stockholders. We generally target compensation opportunities for our executives at the median of the market as an initial benchmark. While we use the competitive analysis as a starting point, we also consider the qualitative dimensions of an executive's role, internal pay equity among our executives and tenure in the position when setting our executives' compensation as we do not believe an external benchmark should be the only determinant of compensation.

Competitive Analysis (Benchmarking)

The peer group used for the competitive analysis consists of 16 publicly-traded U.S. software companies, most of which are in the enterprise software space, that have revenues and market capitalizations in a range we believe is appropriate. We target companies with revenue within an approximately 0.5x to 2x multiple of PTC's revenue and an approximately 0.5x to 3x multiple of PTC's market capitalization. However, we may include companies with revenue and/or market capitalizations outside these parameters if there is strong product and/or service similarity. We believe this group represents the competition for executive talent in our industry. We review the peer group annually to ensure that the companies in the peer group remain relevant and provide meaningful compensation comparisons.

The 2019 peer group consisted of the companies listed below. The 2019 peer group differed from the 2018 peer group due to the removal of ACI Worldwide, Inc. and Verint Systems, Inc. as they became too small relative to PTC, and the addition of LogMeIn, Inc. and The Ultimate Software Group, Inc., both of which were smaller than PTC on both a revenue and market capitalization basis, and ServiceNow, Inc., which was larger than PTC on both measures, to balance those removals.

2019 Peer Group

Akamai Technologies, Inc.	Open Text Corporation
ANSYS, Inc.	Pegasystems Inc.
Autodesk, Inc.	Red Hat, Inc.
Cadence Design Systems, Inc.	ServiceNow, Inc.
Citrix Systems, Inc.	Splunk Inc.
LogMeIn, Inc.	SS&C Technologies Holdings Inc.
Fair Isaac Corporation	Synopsys, Inc.
Nuance Communications, Inc.	The Ultimate Software Group, Inc.

16 Publicly-Traded U.S. Software Companies

Survey Data

We also use survey data for additional perspective. For 2019, we used the Radford Global Technology survey. PTC participates in this survey and believes that it represents a good cross-section of the software industry and that the data is appropriate to PTC. The survey represented 43 software companies with median revenue of $1.3 billion.

Other Important Elements of Our Compensation Program

Compensation Clawback Policy

We maintain an executive compensation recoupment policy that is intended to enable us to recover incentive compensation paid to an executive officer if such compensation is subsequently determined to have been unearned due to a restatement of our financial results for the performance period as a result of the misconduct of the executive officer. The *Executive Compensation Recoupment Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at www.ptc.com.

Stock Ownership Requirements

Our executives are required to attain and maintain stock ownership levels of our common stock (options and unvested equity are not counted). For our CEO, that amount is **5x** his annual salary, and for our other executive officers, that amount is **3x** their respective annual salaries. All our executives met their respective stock ownership requirements.

No Hedging or Pledging of PTC Stock

In order to ensure members of our Board of Directors and our executives and employees are aligned with the interests of our stockholders, our Trading in Company Securities Policy prohibits the hedging of PTC stock or equity by directors, executives and employees and transactions in derivative securities whose value is tied to that of PTC stock (including puts, calls and listed options). The Policy also prohibits the pledging of PTC stock or equity by directors, executives and employees and short sales of PTC stock.

Severance and Change in Control Arrangements

Agreements and Conditions

We maintain severance and change in control arrangements with our executives. The agreements require the executive to execute a non-compete agreement with PTC and to execute a general release of claims as a condition to receiving severance benefits. Each of the agreements has a one-year term and renews automatically for successive one-year terms if the Compensation Committee does not terminate the agreement. The agreements are described in more detail under **Potential Payments upon Termination or Change in Control**.

Annual Review

The Compensation Committee reviews these agreements each year to determine if these agreements should be maintained, modified or terminated. For 2019, the Committee reviewed current market practices and the terms of the agreements with the Committee's compensation consultant. Based on this review, the Committee decided that it was appropriate to maintain the agreements but determined that reducing the post change-in-control protection period from three years to two years was appropriate and better aligned with peer practices.

Rationale

The Committee believes that these agreements are important motivational and retention tools because, in a time of continuing consolidation in our industry and increased competition for executive talent, they provide a measure of earnings security by offering income protection in the form of severance and continued benefits if the executive's employment is terminated without cause, economic protection for the executive's family if the executive becomes disabled or dies, and additional protections in connection with a change in control of PTC.

The Committee believes that providing severance to PTC employees, including executives, is an appropriate bridge to subsequent employment if the person's employment is terminated without cause. This is particularly so for executive-level positions for which the opportunities are typically more limited, and the job search lead time is longer. The agreements also benefit PTC by enabling executives to remain focused on PTC's business in uncertain times without the distraction of potential job loss.

Importance in Connection with a Potential Change in Control

The Committee believes these agreements are even more important in the context of a change in control as it believes they will motivate and encourage the executives to be receptive to potential strategic transactions that are in the best interest of stockholders, even if the executive faces potential job loss. The agreements for our executives have "double triggers" before vesting of any equity is accelerated, so that no equity is accelerated upon a change in control but is accelerated only if the executive is terminated in connection with a change in control. The Committee believes this benefits PTC and any potential acquirer because it enables PTC to retain and motivate the executive while a potential change in control is pending, provides an acquirer with the ability to retain desired executives using existing equity incentives, and does not provide a one-time benefit to the executive that could undermine those efforts.

Timing of Equity Grants

We do not time grants either to take advantage of a depressed stock price or an anticipated increase in stock price and have limited the amount of discretion that can be exercised in connection with the timing of awards. We generally make awards only on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information. Typically, our annual executive awards are made in November after public release of the previous fiscal year's financial results, annual awards to our Board of Directors are made on the day of the annual stockholders' meeting, and awards to our employees are made in November and June.

Awards to executive officers may be made only by the Compensation Committee. Other employee awards may be made by either the Compensation Committee or by our Chief Executive Officer pursuant to delegated authority. The Compensation Committee generally makes awards only at Committee meetings and generally does not make awards in trading blackout periods (the prophylactic period encompassing the last three weeks of each fiscal quarter through 24 hours after the earnings for that quarter are announced) unless special circumstances exist, such as a new hire or a contractual commitment. Our Chief Executive Officer may make awards only on the 15th of the month (or the next succeeding business day if the 15th is not a business day), other than in the months of January, April, July and October because the 15th of each of those months falls in a blackout period after the end of the quarter before results are announced, and only up to established values set by the Compensation Committee.

Consideration of Stock-Based Compensation Expense and Dilution

We consider the stock-based compensation expense and dilution (burn rate) associated with equity awards to executives as we develop our overall equity compensation program. The expense associated with the equity awards is equal to the fair value of the equity issued and is amortized over the vesting period of the award. We monitor this expense and dilution to stockholders as we develop our plans and strive to maintain a program that balances the goals of our equity program with the expense and dilution associated with the program. For 2019, stock-based compensation expense as a percentage of our market capitalization and dilution were both below the 40th percentile.

Annual Assessment of Risks Associated with Our Compensation Programs

We assess our compensation plans and programs for employees, including our executives, annually to ensure alignment of the various plans and programs with our business plan and to evaluate the potential risks associated with those plans and programs. For 2019, the Compensation Committee retained Pearl Meyer & Partners, the Compensation Committee's independent compensation consultant, to assist the Committee in assessing those risks. Based on this assessment, the Committee concluded that the company's compensation plans and programs do not create risks that are reasonably likely to have a material adverse effect on PTC.

The Compensation Committee regularly considers the risks associated with executive compensation and corporate incentive plans when designing such plans. The elements described below with respect to such plans and programs have generally been implemented by or at the direction of the Compensation Committee and were considered when assessing the risk associated with our compensation programs:

• A detailed planning process with Compensation Committee or executive oversight exists for all compensation programs;

• The proportion of an employee's performance-based pay increases as the responsibility and potential impact of the employee's position increases, which structure is in line with market practices;

• We set performance goals that we believe are reasonable considering past performance and market conditions;

• We use performance measures that are designed to support our long-term financial goals, rather than changing measures to take advantage of changing market conditions;

• We use different performance measures for our annual incentive plans and our long-term incentive plans;

• Our executives' long-term equity awards are split 50/50 between service-based and performance-based long-term equity to balance the risk associated with performance-based equity with retention provided by service-based equity;

• Our long-term performance-based equity contains performance measures for each of the three years of the term of the award;

• Our long-term performance-based equity contains a catch-up provision which discourages short-term risk taking based on the duration of the performance measurement period;

- We use restricted stock units rather than stock options for equity awards because restricted stock units retain value even if the stock price declines so that employees are less likely to take unreasonable risks to get, or keep, options "in-the-money";

- We use service-based vesting over three years for our long-term equity awards to ensure our employees' interests are aligned with those of our stockholders for the long-term performance of PTC;

- Assuming achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an "all-or-nothing" approach;

- Upside earning opportunity in our annual cash compensation plans is limited. In addition, our performance-based equity plans are capped at a level commensurate with the industry.

- All organizations have a component of their leadership incentive plans tied to overall PTC performance to ensure cross-functional alignment with PTC's business plan;

- Our executive stock ownership policy requires our executives to hold a substantial amount of stock (options and unvested equity do not count), which aligns an appropriate portion of their personal wealth to the long-term performance of PTC;

- Our compensation clawback policy enables us to recover incentive compensation paid to an executive officer for 2014 and thereafter if it is subsequently determined not to have been earned due to restatement of prior period financial results due to misconduct of the executive officer, thus reducing any incentive to engage in misconduct to meet financial targets.

- We maintain effective controls and procedures to ensure that amounts are earned and paid in accordance with our plans and programs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Donald Grierson, Chairman
Janice Chaffin
Paul Lacy
Robert Schechter

Executive Compensation

The discussion, table and footnotes below describe the total compensation for 2019 for our named executive officers (our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers, and two former executive officers).

As described in COMPENSATION DISCUSSION AND ANALYSIS above and reflected in the Summary Compensation Table below, we pay these executive officers a mix of cash and equity compensation. Cash compensation consists of a base salary and, for 2018 and 2017, an incentive plan bonus (**Non-Equity Incentive Plan Compensation**). For 2019, the incentive plan bonus was paid in stock and those amounts appear in **Stock Awards**. Annual long-term equity compensation (**Stock Awards**) consists of restricted stock units (RSUs) (50% of which are performance based and 50% of which are service based) that are eligible to vest over three years from the date of grant. Additional equity compensation (**Stock Awards**) may also include special purpose grants. We generally do not pay discretionary cash bonuses to these executives. We paid a sign-on cash bonus to Mr. Talvitie upon his joining PTC in May 2019 in consideration of amounts he was foregoing at his prior company.

We do not provide these executives with pensions or the ability to defer compensation or any perquisites. Amounts shown in the **All Other Compensation** column reflect the matching cash contribution under our 401(k) Savings Plan for those participating in the plan.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
James Heppelmann President and Chief Executive Officer	2019	$800,000	$ —	$10,175,955	$ —	$8,550	$10,984,505
	2018	$800,000	$ —	$48,199,913[3]	$ 961,000	$8,250	$49,969,163
	2017	$800,000	$ —	$ 9,126,767	$1,000,000	$8,100	$10,934,867
Kristian Talvitie EVP, Chief Financial Officer	2019	$148,442	$200,000[4]	$ 2,377,314	$ —	$ —	$ 2,725,756
Matthew Cohen Former EVP, Field Operations	2019	$415,000	$ —	$ 3,080,749	$ —	$8,550	$ 3,504,299
	2018	$409,115	$ —	$ 2,934,865	$ 336,350	$8,250	$ 3,688,580
Kathleen Mitford EVP, Products	2019	$375,000	$ —	$ 2,117,656	$ —	$8,435	$ 2,501,091
	2018	$355,385	$ —	$ 1,769,419	$ 248,258	$9,138	$ 2,382,200
Aaron von Staats EVP, General Counsel	2019	$375,000	$ —	$ 2,116,572	$ —	$8,371	$ 2,499,943
Andrew Miller Former EVP, Chief Financial Officer	2019	$348,846	$ —	$ 3,326,497	$ —	$7,264	$ 3,682,607
	2018	$415,000	$ —	$12,499,911[3]	$ 336,350	$8,250	$13,259,511
	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$8,100	$ 3,553,714
Barry Cohen Former EVP, Chief Strategy Officer	2019	$383,077	$ —	$ 3,298,046	$ —	$8,290	$ 3,689,414
	2018	$415,000	$ —	$ 2,499,911	$ 336,350	$8,250	$ 3,259,511
	2017	$415,000	$ —	$ 2,780,614	$ 350,000	$1,396	$ 3,547,010

(1) Aggregate grant date fair value of awards. Assumptions made in the valuation of these awards are described in Note 12 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019. For service-based RSUs and common stock, the grant date fair value is equal to the number

of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the grant date. For the 2018 and 2019 performance based RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the given date, assuming achievement at 100%; the maximum potential value of these RSUs is 200% of the target RSUs granted. For the performance-based TSR RSUs granted for 2017, the value was determined using a Monte Carlo methodology that considers the probability of achievement of the performance measures at the time of grant. For the Annual Upside RSUs, the value included in the Stock Awards column for each Named Executive Officer is $0 because achievement of the performance goal on the date of grant was not probable. If achievement of the performance measures for the 2019 Performance Based RSUs and the Annual Upside RSUs had been probable on the grant date, the grant date fair value of the 2019 Performance Based RSUs and the Annual Upside RSUs would have been as set forth below. For 2019, 59.33% of the target Performance-Based RSUs that could be earned for 2019 were earned. No portion of the Annual Upside RSUs were earned and all such Annual Upside RSUs were forfeited.

Named Executive Officer	Number of Target Performance-Based RSUs	Maximum Value of Performance-Based RSUs based on Closing Price on Grant Date	Maximum Number of Upside Annual RSUs	Maximum Value of Annual Upside RSUs based on Closing Price on Grant Date
James Heppelmann	54,009	$9,199,893	108,018	$9,199,893
Kristian Talvitie	12,834	$2,234,913	12,834	$1,117,456
Matthew Cohen	16,056	$2,739,119	16,056	$1,369,560
Kathleen Mitford	10,713	$1,824,852	10,713	$ 912,426
Aaron von Staats	10,420	$1,774,943	10,420	$ 887,471
Andrew Miller	17,523	$2,984,868	17,523	$1,492,434
Barry Cohen	17,523	$2,984,868	17,523	$1,492,434

(2) Amounts shown are matching contributions under PTC's 401(k) Savings Plan.

(3) Includes grant date value of long-term performance-based equity award with performance measures for 2021, 2022 and 2023 in the amount of $40 million for Mr. Heppelmann and $10 million for Mr. Miller.

(4) Sign-on bonus paid upon hire to compensate him for unvested compensation left behind at his prior employer to join PTC.

Grants of Plan-Based Awards

As discussed in COMPENSATION DISCUSSION AND ANALYSIS above, we tie a substantial portion of our executives' compensation to PTC's performance through plan-based awards. For 2019, these awards consisted of:

• An annual incentive plan (**Equity Incentive Plan Awards**),

• Performance-based RSUs that vest to the extent earned in each of the three performance periods over three years (**Equity Incentive Plan Awards**),

• Performance-based RSUs that vest over three years to the extent earned for the 2019 performance period (**Equity Incentive Plan Awards**), and

• Service-based RSUs that vest over three years (**Other Stock Awards**).

We describe our compensation decisions for 2019, including the rationale for these awards and the performance measures, in COMPENSATION DISCUSSION AND ANALYSIS above.

2019 Grants of Plan-Based Awards

Name	Grant Date	Resolution Date	Estimated Possible Payouts Under Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Stock or Units (#)	Grant Date Fair Value of Stock Awards[2] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
James Heppelmann President and Chief Executive Officer	11/14/2018[1]	11/14/2018	$633,000	$1,000,000	$1,250,000					
	11/14/2018[3]	11/14/2018				27,005	54,009	108,018		$4,599,947
	11/14/2018[4]	11/14/2018				—	108,019	108,019		$ 0
	11/14/2018[5]	11/14/2018							54,009	$4,599,947
Kristian Talvitie EVP, Chief Financial Officer	5/15/2019[1]	4/16/2019	$ 92,357	$ 145,903	$ 182,379					
	5/15/2019[3]	4/16/2019				6,417	12,834	25,668		$1,117,456
	5/15/2019[4]	4/16/2019				—	12,834	12,834		$ 0
	5/15/2019[5]	4/16/2019							12,834	$1,117,456
Matthew Cohen Former EVP, Field Operations	11/14/2019[1]	11/14/2018	$221,550	$ 350,000	$ 437,500					
	11/14/2018[3]	11/14/2018				7,338	14,676	29,352		$1,249,955
	2/4/2019[3]	2/4/2019				690	1,380	2,760		$ 119,605
	11/14/2018[4]	11/14/2018				—	14,676	14,676		$ 0
	2/4/019[4]	2/4/2019				—	1,380	1,380		$ 0
	11/14/2018[5]	11/14/2018							14,676	$1,249,955
	2/4/2019[5]	2/4/2019							1,380	$ 119,605
Kathleen Mitford EVP, Products	11/14/2018[1]	11/14/2018	$189,900	$ 300,000	$ 375,000					
	11/14/2018[3]	11/14/2018				5,357	10,713	21,426		$ 912,426
	11/14/2018[4]	11/14/2018				—	10,713	10,713		$ 0
	11/14/2018[5]	11/14/2018							10,713	$ 912,426
Aaron von Staats EVP, General Counsel	11/14/2018[1]	11/14/2018	$221,550	$ 350,000	$ 437,500					
	11/14/2018[3]	11/14/2018				5,210	10,420	20,840	—	$ 887,421
	11/14/2018[4]	11/14/2018				—	10,420	10,420	—	$ 0
	11/14/2018[5]	11/14/2018							10,420	$ 887,421
Andrew Miller Former Chief Financial Officer	11/14/2018[1]	11/14/2018	$221,550	$ 350,000	$ 437,500					
	11/14/2018[3]	11/14/2018				8,762	17,523	35,046		$1,492,434
	11/14/2018[4]	11/14/2018				—	17,523	17,523		$ 0
	11/14/2018[5]	11/14/2018							17,523	$1,492,434
Barry Cohen Former Chief Strategy Officer	4/16/2019[1]	4/16/2019	$198,472	$ 313,542	$ 391,928					
	11/14/2018[3]	11/14/2018				8,762	17,523	35,046		$1,492,434
	11/14/2018[4]	11/14/2018				—	17,523	17,523		$ 0
	11/14/2018[5]	11/14/2018							17,523	$1,492,434

(1) Awards under our annual incentive plan. The performance measures were met at the 97.6% level and 97.6% of the Target bonus was earned and paid. Amounts earned were paid in common stock on November 15, 2019, with the number of shares issued calculated by dividing the amount earned by the closing share price on that date of $74.09.

(2) The grant date fair value was calculated by multiplying the number of RSUs granted by the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date and applying the likelihood of any performance measures being achieved (100% for the long-term equity performance-based awards, and 0% for the annual upside performance-based RSUs). The closing price on November 14, 2018 was $85.17, on February 4, 2019 was $86.67, and on May 15, 2019 was $87.07.

(3) Performance-based RSUs eligible to vest over three years to the extent the performance measures are met for each of 2019, 2020 and 2021, with any RSUs not earned for 2019 and 2020 eligible to be earned in 2021. Only one-third of the RSUs granted are eligible to be earned for each of 2019 and 2020. The performance measure for 2019 was met at the 59.33% level and 59.33% of the RSUs for 2019 were earned and vested.

(4) Annual upside performance-based RSUs eligible to vest over three years to the extent the performance measure for 2019 was achieved. Amounts could be earned on a linear basis to the maximum after crossing the target, with no amount earned upon achievement of target. The performance measure was not met and all these RSUs were forfeited.

(5) Service-based RSUs. One third of these RSUs vested on November 15, 2019 and the remaining two-thirds will vest in substantially equal installments on November 15, 2020 and November 15, 2021.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the equity awards held by each named executive officer as of September 30, 2019. The equity awards in the table are restricted stock units granted in 2017 through 2019.

Outstanding Equity Awards at Fiscal Year-End

| | Stock Awards | | | |
| | | | Equity Incentive Plan Awards | |
Name[1]	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
James Heppelmann President and Chief Executive Officer	26,349[4]	$ 1,796,475	26,349[8]	$ 1,796,475
	25,927[5]	$ 1,767,703	42,761[9]	$ 2,915,445
	42,761[6]	$ 2,915,445	54,009[10]	$ 3,682,334
	54,009[7]	$ 3,682,334	108,019[11]	$ 7,364,735
			400,040[12]	$27,274,727
Kristian Talvitie Executive Vice President, Chief Financial Officer	12,834[7]	$ 875,022	12,834[10]	$ 875,022
			12,834[11]	$ 844,341
Matthew Cohen Former Executive Vice President, Field Operations	5,445[4]	$ 371,240	5,445[8]	$ 371,240
	2,678[5]	$ 182,586	10,429[9]	$ 711,049
	10,429[6]	$ 711,049	16,056[10]	$ 1,094,698
	7,827[13]	$ 533,645	16,056[11]	$ 1,094,698
	16,056[7]	$ 1,094,698		
Kathleen Mitford Executive Vice President, Products	2,459[4]	$ 167,655	2,607[9]	$ 177,745
	2,607[6]	$ 177,745	912[8]	$ 62,180
	10,255[13]	$ 699,186	10,713[10]	$ 730,412
	10,713[7]	$ 730,412	10,713[11]	$ 730,412
Aaron von Staats Executive Vice President, General Counsel	4,303[4]	$ 293,379	4,303[8]	$ 293,379
	2,117[5]	$ 144,337	7,170[9]	$ 488,851
	7,170[6]	$ 488,851	10,420[10]	$ 710,436
	10,420[7]	$ 710,436	10,420[11]	$ 710,436
Barry Cohen Former Chief Strategy Officer	3,949[5]	$ 269,243	8,027[8]	$ 547,281
	8,027[4]	$ 547,281	13,471[9]	$ 918,453
	13,036[4]	$ 888,794	17,523[10]	$ 1,194,718
	16,937[7]	$ 1,154,765	17,523[11]	$ 1,194,718
Andrew Miller Former Chief Financial Officer	8,027[4]	$ 547,281	8,027[8]	$ 807,115
	13,471[6]	$ 918,453	13,471[9]	$ 918,453
	17,523[7]	$ 1,194,718	100,010[12]	$ 6,818,682
	3,949[5]	$ 269,243	17,523[10]	$ 1,194,718
			17,523[11]	$ 1,194,718

See footnotes on following page.

Footnotes to Outstanding Equity Awards at Fiscal Year End Table

(1) The unvested restricted stock unit (RSU) awards shown in this column are subject to service-based vesting.

(2) The market value of unvested RSUs was calculated as of September 30, 2019 based on the closing price of a share of our common stock on the NASDAQ Global Select Market on September 30, 2019 of $68.18.

(3) The unvested RSUs shown in this column are subject to performance-based vesting.

(4) Service-based RSUs granted on October 31, 2016 that vested on November 15, 2019.

(5) Performance-based RSUs granted on October 31, 2016 that vested in three substantially equal installments on November 15, 2017, 2018 and, 2019.

(6) Service-based RSUs granted on November 15, 2017 that vest in two substantially equal installments on November 15, 2019 and 2020.

(7) Service-based RSUs for 2019 that vest in three substantially equal installments on November 15, 2019, 2020 and 2021.

(8) Performance-based-TSR RSUs granted in fiscal 2017 that could be earned only to the extent the established performance measure was met for the last performance period ending September 30, 2019. The amount shown is the Target number of RSUs. The 2019 performance measure was met at the 89.66% level and 89.66% of the Target RSUs vested on November 15, 2019.

(9) Performance-based RSUs granted in fiscal 2018 that can be earned only to the extent the performance measure for each of the two remaining performance periods ending September 30, 2019 and 2020 are met. The amount shown is the Target number of RSUs; additional RSUs up to 100% of the Target RSUs may be earned for the performance above Target performance. Only one-half of the Target RSUs, plus an additional 100% of such Target RSUs, were eligible to be earned for 2019. The 2019 performance measure was achieved at 61.73% and 61.73% of the Target RSUs for the period were earned.

(10) Performance-based RSUs granted in fiscal 2019 that can be earned only to the extent the performance measure for each of the three performance periods ending September 30, 2019, 2020 and 2021 are met. The amount shown is the Target number of RSUs; additional RSUs up to 100% of the Target RSUs may be earned for the performance above Target performance. Only one-third of the Target RSUs, plus an additional 100% of such Target RSUs, were eligible to be earned for 2019. RSUs not earned for the first or second performance periods can be earned in the third performance period. The 2019 performance measure was achieved at 59.33% and 59.33% of the Target RSUs for the period were earned.

(11) Annual upside performance-based RSUs granted in fiscal 2019 that could be earned only to the extent the performance measure for 2019 was achieved. The performance measure was not met and these RSUs were forfeited.

(12) Long-term performance-based RSUs granted on June 20, 2018 that can be earned only to the extent the performance measures for each of the performance periods ending September 20, 2021, 2022 and 2023 are met. RSUs not earned in the first or second performance periods can be earned for the third performance period.

(13) Service-based promotion RSUs granted on March 7, 2018 that vests in two substantially equal installments in March 2020 and March 2021.

Option Exercises and Stock Vested

The following table shows the value realized by executive officers upon vesting of restricted stock units during 2019. None of the named executive officers owned or exercised options in 2019.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
James Heppelmann, President and Chief Executive Officer	237,928	$21,270,763
Kristian Talvitie, Executive Vice President, Chief Financial Officer	—	$ —
Matthew Cohen, Executive Vice President, Field Operations	54,122	$ 4,845,522
Kathleen Mitford, Executive Vice President, Products	13,187	$ 1,188,148
Aaron von Staats, Executive Vice President, General Counsel	41,478	$ 3,708,133
Barry Cohen, Former Chief Strategy Officer	76,963	$ 6,878,013
Andrew Miller, Former Chief Financial Officer	77,042	$ 6,887,555

(1) The table below shows the dates the RSUs that vested in 2019 were granted, the dates on which they vested, the per share values on those dates, and the number of shares of each grant that vested for each executive.

Grant Date	Grant Date per Share Value	Vest Date	Value	James Heppelmann	Matthew Cohen	Kathleen Mitford	Aaron von Staats	Andrew Miller	Barry Cohen
11/2/2015	$ 36.16	11/15/2018	$89.40	91,616	21,113	1,843	19,518	36,406	36,406
10/31/2016	$ 47.44	11/15/2018	$89.40	104,974	19,013	2,459	15,029	28,033	28,033
2/28/2017	$ 53.89	11/15/2017	$89.40	—	—	1,236	—	—	—
11/15/2017	$ 63.92	11/15/2018	$89.40	41,338	10,082	2,521	6,931	12,603	11,938
3/7/2018	$ 79.63	3/15/2019	$91.20	—	3,914	5,128	—	—	—
11/14/2018	$ 85.17	11/14/2018	$85.17	—	—	—	—	—	586

Potential Payments upon Termination or Change in Control

We have agreements with our executive officers that provide the benefits described below in connection with certain terminations or a change in control of PTC. We describe our reasons for providing these benefits in COMPENSATION DISCUSSION AND ANALYSIS — Severance and Change in Control Arrangements.

To receive the payments and benefits described below, the executive must execute a release of claims against PTC. The executive also must continue to comply with the material terms of the agreement and the terms of the executive's Non-Disclosure, Non-Competition and Invention Agreement with PTC, which remains in effect after the termination of the executive's employment.

Summary of Executive Agreement Terms
Compensation on Change-in-Control and Certain Terminations

Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[1]	Disability or Death
James Heppelmann					
President & Chief Executive Officer					
Base Salary	2x	—	—	3x	—
Target Bonus	2x	—	—	3x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100%[2]	100% at Target[3]
Benefits Continuation[4]	2x	—	—	2x	—
Payment Term	2 Years		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—
All Other Named Executive Officers[4]					
Kristian Talvitie					
Matthew Cohen					
Kathleen Mitford					
Aaron von Staats					
Andrew Miller					
Barry Cohen					
Base Salary	1x	—	—	1x	—
Target Bonus	1x	—	—	1x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100%[2]	100% at Target[3]
Benefits Continuation[4]	1x	—	—	1x	—
Payment Term	Upon Event		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—

Event or Circumstances of Termination or Event

(1) In December 2019, we reduced the post change in control protection period to 2 years.

(2) Accelerated at greater of Target and estimated achievement at the time of the change in control, except for the Annual Upside Equity, which is accelerated at the estimated achievement at the time of the change in control.

(3) Upside Annual Equity is forfeited if the performance period is open; if the performance period is closed and the equity is subject only to service-based vesting, such equity is fully vested.

(4) Continued participation in PTC's medical, dental, vision and basic life insurance benefit plans or payment in lieu thereof if such participation is not permissible until the executive becomes eligible for such benefits under another employer's plans.

Potential Payments on Termination or Change in Control
Had a Termination Event or a Change-In-Control Occurred on September 30, 2019

		Event or Circumstances of Termination			
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[1]	Disability or Death[1]
James Heppelmann President & Chief Executive Officer					
Base Salary	$1,600,000	—	—	$ 2,400,000	—
Target Bonus	$2,000,000	—	—	$ 3,000,000	—
Pro-Rated Target Bonus	—	—	$1,000,000	—	—
Accelerated Equity	—	—	—	$45,830,937	$45,830,937
Benefits Continuation	$ 127,600	—	—	$ 127,600	—
Total	$3,727,600	$0	$1,000,000	$51,358,537	$45,830,937
Kristian Talvitie Executive Vice President, Chief Financial Officer					
Base Salary	$ 415,000	—	—	$ 415,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	350,000	—	—
Accelerated Equity	—	—	—	$ 1,750,044	$ 1,750,044
Benefits Continuation	$ 48,005	—	—	$ 48,005	—
Total	$ 813,005	$0	$ 350,000	$ 2,563,049	$ 1,750,044
Matthew Cohen Former Executive Vice President, Field Operations					
Base Salary	$ 415,000	—	—	$ 415,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	350,000	—	—
Accelerated Equity	—	—	—	$ 5,070,206	$ 5,070,206
Benefits Continuation	$ 43,740	—	—	$ 43,740	—
Total	$ 808,740	$0	$ 350,000	$ 5,878,946	$ 5,070,206
Kathleen Mitford Executive Vice President, Products					
Base Salary	$ 375,000	—	—	$ 375,000	—
Target Bonus	$ 300,000	—	—	$ 300,000	—
Pro-Rated Target Bonus	—	—	$ 300,000	—	—
Accelerated Equity	—	—	—	$ 2,745,336	$ 2,745,336
Benefits Continuation	$ 44,330	—	—	$ 44,330	—
Total	$ 719,330	$0	$ 300,000	$ 3,464,666	$ 2,745,336

		Event or Circumstances of Termination			
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 3 Years following a Change in Control[1]	Disability or Death[1]
Aaron von Staats Executive Vice President, General Counsel					
Base Salary	$ 375,000	—	—	$ 375,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity	—	—	—	$ 3,129,667	$ 3,129,667
Benefits Continuation	$ 52,603	—	—	$ 52,603	—
Total	$ 777,603	$0	$ 350,000	$ 3,907,270	$ 3,129,667
Andrew Miller Former Chief Financial Officer					
Base Salary	$ 200,000	—	—	$ 200,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity	—	—	—	$12,937,905	$12,937,905
Benefits Continuation	$ 43,040	—	—	$ 43,040	—
Total	$ 593,040	$0	$ 350,000	$13,530,945	$12,937,905
Barry Cohen Former Chief Strategy Officer					
Base Salary	$ 207,500	—	—	$ 207,500	—
Target Bonus	$ 175,000	—	—	$ 175,000	—
Pro-Rated Target Bonus	—	—	$ 175,000	—	—
Accelerated Equity	—	—	—	$ 5,520,535	$ 5,520,535
Benefits Continuation	$ 43,468	—	—	$ 43,468	—
Total	$ 425,968	$0	$ 175,000	$ 5,946,503	$ 5,520,535

(1) Equity is valued based on a closing stock price of $68.18 on September 30, 2019.

CEO Pay Ratio

The Dodd-Frank Act requires us to disclose the annual total compensation of our median paid employee, the annual total compensation of our CEO and the ratio between the two. We identified our median employee using a consistently applied compensation measure (CACM) approximating total direct compensation (base salary + short-term incentive target + long-term incentive target) for 2019 for each of our worldwide employees as of October 2, 2019 (two days after the close of our 2019 fiscal year), excluding our CEO. We did not exclude any portion of our total worldwide employee population from this analysis. We applied the CACM in accordance with the applicable rules governing inclusion of part-time and temporary employees and prohibiting annualization of seasonal or temporary contracts. All employee compensation was converted to the U.S. dollar equivalent based on applicable exchange rates for the period as of the October 2, 2019 date on which the worldwide employee data was collected. After identifying the median employee using this methodology, we calculated the annual total compensation for this employee using the same methodology we used for our CEO set forth in the 2019 Summary Compensation Table in this proxy statement.

We determined that the total annual compensation for our CEO for 2019 was $10,984,505 and the total annual compensation of our median employee for 2019 was $85,126, resulting in a ratio of 129:1.

To put these ratios into context, we note that we have a worldwide employee population, with approximately 65% of our employees located outside the U.S. where the competitive amounts we pay differ by country and region. The competitive compensation rates we pay in those countries significantly impact the pay ratio.

We also note that the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have a different geographic distribution of employees, different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Proposal 3

Advisory Vote to Confirm the Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for 2020

We are asking stockholders to confirm the Audit Committee's selection of PricewaterhouseCoopers LLP, a registered public accounting firm, as PTC's independent registered public accounting firm for the fiscal year ending September 30, 2020.

Although stockholder confirmation of the selection of PricewaterhouseCoopers LLP is not required by law or our by-laws, and this vote is only advisory, the Board believes that it is advisable to give stockholders an opportunity to provide guidance on this selection. If this confirmation is not received, the Board will request that the Audit Committee reconsider its selection of PricewaterhouseCoopers LLP.

> ✔ The Board of Directors recommends that you vote **FOR** the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2020.

Engagement of Independent Auditor and Approval of Professional Services and Fees

The Audit Committee is responsible for the engagement of our independent auditor and for approving, in advance, all audit services and permitted non-audit services to be provided by the independent auditor. The Audit Committee has adopted a policy for the engagement of the independent auditor that is intended to maintain the independent auditor's independence from PTC. In adopting the policy, the Audit Committee considered the various services that the independent auditor has historically performed or may be asked to perform in the future.

The policy, which is reviewed and re-adopted at least annually by the Audit Committee:

- Approves the performance by the independent auditor of certain types of services (principally audit-related and tax), subject to restrictions in some cases, based on the Committee's determination that engaging the auditor for such services would not be likely to impair the independent auditor's independence from PTC;
- Requires that management obtain the specific prior approval of the Audit Committee for each engagement of the independent auditor to perform other types of permitted services;
- Prohibits the performance by the independent auditor of certain types of services due to the likelihood that its independence would be impaired; and
- Sets an aggregate expenditure limitation on fees for approved services and provides for fee caps on certain categories of approved services that may not be exceeded without the prior approval of the Committee.

Any approval required under the policy must be given by the Audit Committee, by the Chairman of the Committee in office at the time, or by any other Committee member to whom the Committee has delegated that authority. The Audit Committee does not delegate its responsibilities to approve services performed by the independent auditor to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any engagement of the independent auditor is whether the services to be performed, the compensation to be paid therefor and other related factors are consistent with the independent auditor's independence under guidelines of the Securities and Exchange Commission, the Public Company Accounting Oversight Board, and applicable professional standards.

The Committee considers:

• Whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of PTC's financial statements;

• Whether the independent auditor would be functioning in the role of management or in an advocacy role;

• Whether performance of the service by the independent auditor would enhance PTC's ability to manage or control risk or improve audit quality;

• Whether performance of the service by the independent auditor would increase efficiency because of the auditor's familiarity with PTC's business, personnel, culture, systems, risk profile and other factors; and

• Whether the amount of fees involved, or the proportion of the total fees payable for tax and other non-audit services, would tend to reduce the independent auditor's ability to exercise independent judgment in performing the audit.

PricewaterhouseCoopers LLP Professional Services and Fees

The table below shows the fees we paid for professional services rendered by PricewaterhouseCoopers LLP for 2019 and 2018. All the fees disclosed below were pre-approved by the Audit Committee in accordance with the policy described above.

PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	2019	2018
Audit Fees	$2,511,658	$2,546,354
Audit-Related Fees[1]	$ 174,811	$ 416,971
Tax Fees[2]	$1,442,067	$2,185,977
All Other Fees[3]	$ 2,700	$ 2,700

(1) Consists principally of fees for services related to consultations concerning financial accounting and reporting standards.

(2) Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	2019	2018
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 486,360	$ 575,888
Tax compliance services related to PTC's expatriate employees	$ —	$ 350,000
Other tax services, including tax planning and advice services and assistance with tax audits	$ 955,707	$1,260,089
Total	$1,442,067	**$2,185,977**

(3) Consists of fees for accounting research and compliance software.

Report of the Audit Committee

The Audit Committee:

- Reviewed and discussed the audited financial statements for 2019 with management and with PricewaterhouseCoopers LLP;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board;
- Discussed with PricewaterhouseCoopers LLP its independence from PTC and its management, including the matters in the letter and written disclosures received from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence; and
- Considered whether the independent auditor's provision of the non-audit related services to PTC that are described above is compatible with maintaining independence.

Based on the Committee's review and discussions with management and PricewaterhouseCoopers LLP and the Committee's review of the independent auditor's report to the Committee, the Committee recommended to the Board of Directors that the audited financial statements be included in PTC's Annual Report on Form 10-K for the year ended September 30, 2019 for filing with the Securities and Exchange Commission.

Audit Committee

Paul Lacy, Chairman
Phillip Fernandez
Corinna Lathan
Robert Schechter

Attendance at the Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and will also be available to respond to appropriate questions from stockholders.

Information about PTC Common Stock Ownership

Stockholders that Own at least 5% of PTC

The following table shows all persons we believe to be beneficial owners of more than 5% of PTC common stock as of November 30, 2019. "Beneficial owners" of PTC common stock are those who have the power to vote or to sell that stock. Our information is based in part on reports filed with the Securities and Exchange Commission (SEC) by the firms listed in the table below. If you wish, you may obtain these reports from the SEC.

Stockholder	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
BlackRock, Inc.		
55 East 52nd Street	12,536,242[3]	10.85%
New York, NY 10022		
Rockwell Automation, Inc.		
1201 South Second Street	10,582,010[4]	9.16%
Milwaukee, WI 53204		
The Vanguard Group		
100 Vanguard Boulevard	10,000,846[5]	8.66%
Malvern, PA 19355		

(1) Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

(2) For purposes of determining the percentage of common stock outstanding, the number of shares deemed outstanding consists of the 115,492,735 shares outstanding as of November 30, 2019.

(3) As reported on Schedule 13G filed April 10, 2019, BlackRock, Inc. is a parent holding company that has beneficial ownership of the shares reported through its subsidiaries. BlackRock has sole voting power over 11,649,497 of such shares and sole dispositive power over all 12,536,242 shares.

(4) As reported on Schedule 13D filed on July 30, 2018, Rockwell Automation Inc. has sole voting and dispositive power over all 10,582,010 shares.

(5) As reported on Schedule 13G filed February 12, 2019, The Vanguard Group is an investment adviser that has sole voting power over 90,567 of such shares, shared voting power over 17,300 of such shares, sole dispositive power over 9,901,148 of such shares and shared dispositive power over 99,698 of such shares.

Stock Owned by Directors and Officers

The following table shows the PTC common stock beneficially owned by PTC's current directors and named executive officers, as well as all current directors and executive officers as a group, as of November 30, 2019.

Director or Executive Officer	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
Janice Chaffin	44,783	0.04%
Phillip Fernandez	20,525	0.02%
Donald Grierson	44,647	0.04%
Klaus Hoehn	28,124	0.02%
Paul Lacy	65,183	0.06%
Corinna Lathan	8,165	0.01%
Blake Moret	10,585,530[3]	9.17%
Robert Schechter	64,742	0.06%
James Heppelmann	667,350	0.58%
Kristian Talvitie	6,163	0.01%
Kathleen Mitford	20,592	0.02%
Aaron von Staats	17,783	0.02%
All directors, nominees for director, and current executive officers as a group (12 persons)	11,697,230[3]	10.13%

(1) Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power over the shares listed.

(2) For purposes of determining the percentage of common stock outstanding held by any person, the number of shares deemed outstanding consists of the 115,492,735 shares outstanding as of November 30, 2019, and any shares subject to RSUs held by the person that vest on or before January 30, 2019.

(3) 10,582,010 of the shares shown are held directly by Rockwell Automation, Inc. Mr. Moret is the Chief Executive Officer and Chairman of the Board of Directors of Rockwell Automation and, in these capacities, may be deemed to share voting and dispositive power with respect to the securities held by Rockwell Automation. Mr. Moret disclaims beneficial ownership of the securities held by Rockwell Automation, and the inclusion of these securities in this proxy statement shall not be deemed an admission by Mr. Moret of beneficial ownership of these shares for any purpose.

Transactions with Related Persons

Review of Transactions with Related Persons

We have a written policy regarding the review, approval and ratification of transactions involving related persons. Related persons include our directors, executive officers and persons or entities that beneficially own more than 5% of our outstanding common stock and their respective immediate family members as defined in applicable SEC regulations. Our Audit Committee is responsible for reviewing and approving or ratifying any related party transaction exceeding a specified threshold (unless such transaction involves the compensation of an executive officer whose compensation is reviewed and approved by the Compensation Committee). In reviewing such transactions, the Audit Committee considers whether:

• the transaction has an appropriate business purpose,

• the terms of the transaction are not less favorable to PTC than those that could be obtained from an unrelated third party,

• it is necessary or desirable for PTC to enter into the transaction at that time,

• the amount of consideration to be paid or received by PTC is appropriate, and

• entering into the transaction with the related person rather than an independent third party is desirable.

All related person transactions described below were reviewed and approved by the Audit Committee or the Compensation Committee in accordance with such policy.

Transactions with Related Persons

Howard Heppelmann, our General Manager, Connected Operations Solutions, is the brother of James Heppelmann, our President and Chief Executive Officer. Howard Heppelmann is not an executive officer of PTC. Howard Heppelmann earned a salary of $280,000, a performance bonus of $153,070, medical and tax equalization benefits of $16,386 and was granted $242,866 worth of service-based RSUs for 2019, which RSUs vest in November 2019, 2020 and 2021 to the extent the applicable service-based criteria are met. The amounts paid were commensurate with those of his peers.

Stock Performance Graph

The Stock Performance Graph below compares the cumulative stockholder return on our common stock from September 30, 2014 to September 30, 2019 with the cumulative return over the same period of:

- the S&P 500 Index,
- the NASDAQ Composite Index, and
- the NASDAQ Computer & Data Processing Index.

The Stock Performance Graph assumes that the value of the investment in PTC common stock and each of the comparison groups was $100 on September 30, 2014 and assumes the reinvestment of dividends. We have never declared a cash dividend on our common stock.

The stock price performance depicted in the graph below is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return*



* $100 invested on 9/30/14 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019
PTC Inc.	$100.00	$ 86.02	$120.08	$197.75	$373.12	$184.77
S&P 500	$100.00	$ 99.39	$114.72	$162.92	$192.10	$167.27
NASDAQ Composite	$100.00	$104.00	$121.08	$183.54	$230.21	$188.43
NASDAQ Computer & Data Processing	$100.00	$105.01	$133.75	$220.80	$288.71	$236.13

Stockholder Proposals and Nominations

How to Submit a Proposal

We plan to hold the 2021 Annual Meeting of Stockholders on February 10, 2021. If you wish to nominate a person for election as a director or make another proposal for consideration at the 2021 Annual Meeting, you must give written notice to us between September 2, 2020 and October 2, 2020, including the information required by our by-laws. The information required by our by-laws with respect to director nominations is described below.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some proposals may be included in our proxy statement and proxy card. If you desire that such a proposal be included in our proxy statement and proxy card, you must give written notice to us no later than September 2, 2020.

Your written proposal must be sent to:

Aaron C. von Staats
Secretary
PTC Inc.
121 Seaport Boulevard
Boston, Massachusetts 02210

In order to limit controversy as to the date on which PTC receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Information to be Provided in Connection with Director Nominations

If you wish to recommend a person for election as a director, your proposal should include the information described below and a brief statement describing the reasons you believe the person would be an effective director for PTC.

Candidates recommended by stockholders are reviewed in the same manner and using the same general criteria as candidates recommended by the Nominating Committee and/or the Board.

Information about the Director Nominee

You must provide the following information about the director nominee:

- the name, age, and business and residence addresses of the person,
- the principal occupation or employment of the person for the past five years, as well as information about any other board of directors and board committee on which the person has served during that period,
- the number of shares of PTC stock, if any, beneficially owned by the person,
- whether or not the person is currently "independent" from PTC under the independence standards of the NASDAQ Stock Market and all facts that currently prevent the person from being independent under such standards, if applicable, and
- any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Information about the Nominating Stockholder

You must provide the following information about yourself:

- your name and record address and the name and address of the beneficial owner of our shares, if any, on whose behalf the proposal is made,

- a description of all familial, compensatory, financial and/or other relationships, arrangements and transactions, existing at any time within the preceding three years or currently proposed, between the director nominee and you or the beneficial owner of our shares on whose behalf the proposal is made, if any, or any of your or their respective affiliates and associates, and

- the details of all the following that are held and/or beneficially owned, directly or indirectly, including through any entity, by you and by such beneficial owner, if any:

  - the number of shares of PTC stock,

  - any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to PTC stock or with a value derived in whole or in part from the value of PTC stock, whether or not such instrument or right is subject to settlement in PTC stock or otherwise (a "derivative instrument") and any other direct or indirect opportunity of any such person to profit or share in any profit derived from any increase or decrease in the value of PTC stock,

  - any proxy, contract, arrangement, understanding, or relationship pursuant to which you or such other beneficial owner, if any, has a right to vote any shares of PTC stock,

  - any short interest in PTC stock (that is, if you directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, could profit or share in any profit derived from any decrease in the value of PTC stock),

  - any rights to dividends on PTC stock that are separated or separable from PTC stock, and

  - any performance-related fees (other than an asset-based fee) that you or such beneficial owner, if any, is entitled to, based on any increase or decrease in the value of PTC stock or derivative instruments, if any, as of the date of your notice, including without limitation any such interest held by members of your immediate family sharing the same household.

The Committee may require any proposed nominee to furnish such other information as it may reasonably require to determine the proposed nominee's eligibility, or lack thereof, to serve as a director of PTC.

Additional Information About the Annual Meeting and Voting

Proposals to Be Voted on at the Meeting and Voting Standard

Proposal	Board Recommendation	Vote Required[1]	Broker Discretionary Voting Allowed
Elect eight directors to serve until the 2021 Annual Meeting of Stockholders.	✔ FOR	Plurality[2]	No
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ FOR	Majority Votes Cast	No
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR	Majority Votes Cast	Yes

(1) Plurality means that the nominees for director receiving the greatest number of votes will be elected. Majority means that a proposal that receives an affirmative majority of the votes cast will be approved. Broker Discretionary Voting occurs when a broker does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal on which it is permitted to vote.

(2) PTC has a majority voting policy under which a director who receives more "Withhold" votes than "For" votes is required to tender his or her resignation and the board is required to evaluate the proposed resignation and announce its decision with respect to such resignation.

Effect of Abstentions and Broker Non-Votes

If you abstain from voting on any of the proposals, or if your broker or bank does not vote on any proposal because it has not received instructions from you and is not permitted to vote in its discretion (a broker non-vote), it will not count as a vote for or against any proposal.

Voting by Proxy

You may vote by proxy using the Internet by following the instructions on your notice or proxy card. If you requested a printed set of materials, you may also vote by telephone or by mail by following the instructions on the proxy card.

Voting methods differ depending on whether you are a registered stockholder (that is, you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your notice or proxy card.

When you vote, you are giving your "proxy" to the individuals we have designated to vote your shares at the meeting as you direct. If you do not make specific choices, they will vote your shares in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, they will vote your shares in accordance with their best judgment. As of the date hereof, we knew of no matters that needed to be acted on at the meeting other than as discussed in this proxy statement.

Whether you plan to attend the Annual Meeting or not, we encourage you to vote promptly. Voting promptly will not affect your right to attend the Annual Meeting. If you wish to vote at the Annual Meeting despite having voted previously, you may do so by following the procedure described below under **Revoking Your Proxy** and **How You May Vote in Person**.

Revoking Your Proxy

You may change your vote after you have voted as described below.

If you hold your shares in **"street name"** (that is, you hold your shares through a bank or a brokerage account, as most people do), you must follow the procedures required by the brokerage firm or bank through which you hold your shares to revoke your proxy. You should contact that firm or bank directly for more information on those procedures.

If you are a **registered stockholder** (that is, you hold your shares directly and not through a bank or brokerage account), you may revoke your proxy by following any of these procedures:

- Vote again using the same method you used to vote your shares (which will supersede your earlier vote);
- Send a letter revoking your proxy to PTC's Secretary at the address indicated under "Stockholder Proposals and Nominations;" or
- Attend the Annual Meeting, notify us in writing that you are revoking your proxy and vote in person.

Confidentiality of Voting and Tabulation of the Votes

We keep all the proxies, ballots and voting tabulations confidential. Broadridge Financial Solutions, Inc. acts as tabulator and will forward to management any written comments that you make on the proxy card without providing your name.

Announcement of Voting Results

We will provide the voting results in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the Annual Meeting.

Costs of Soliciting Proxies

PTC will pay all the costs of soliciting proxies. In addition to mailing the notices and providing these proxy materials, our directors and employees may solicit proxies by telephone, fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Obtaining a Copy of Our Annual Report on Form 10-K

A copy of our Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended September 30, 2019, was made available with this proxy statement. **You may obtain another copy of our Annual Report on Form 10-K free of charge on our website at www.ptc.com or by contacting PTC Investor Relations at:**

Investor Relations
PTC Inc.
121 Seaport Boulevard   Phone: (781) 370-5000
Boston, MA 02210   Email: ir@ptc.com

Questions

If you have any questions about the Annual Meeting or your ownership of PTC common stock, please contact PTC Investor Relations by telephone at (781) 370-5000 or email at IR@ptc.com.

By Order of the Board of Directors,

AARON C. VON STAATS
Secretary
December 31, 2019

Appendix A

Operating Measures

ARR

ARR represents the annualized value of our portfolio of recurring customer arrangements as of the end of the reporting period, including subscription software, cloud, and support contracts.

ARR should be viewed independently of revenue and deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those items. ARR is not a forecast and does not include perpetual license or professional services revenues.

Ending Total Recurring ACV

Ending Total Recurring ACV is the aggregate annual contract value (ACV) of all committed subscription, support and cloud services contracts counted as of September 30, 2019.

Subscription Bookings

Subscription Bookings as used in Subscription Mix are the subscription annualized contract value of new subscription contracts, calculated by dividing the total annual value of a new subscription contract (which may include annual values that increase over time) divided by the term of the contract (in days) multiplied by 365, and then multiplied by a conversion factor of 2. License and Subscription Bookings as used in Subscription Mix are Subscription Bookings plus perpetual license bookings.

Because subscription bookings is a metric we use to approximate the value of subscription sales if sold as perpetual licenses, it does not represent the actual revenue that will be recognized with respect to subscription sales or that would be recognized if the sales were perpetual licenses, nor does the annualized value of monthly software rental bookings represent the value of any such booking.

Subscription Mix

Subscription Mix is the percentage Subscription Bookings represent of License and Subscription Bookings.

Non-GAAP Financial Measures

Adjusted Free Cash Flow

Adjusted free cash flow is net cash provided by operations less capital expenditures and restructuring payments. Adjusted free cash flow is not a measure of cash available for discretionary expenditures.

Non-GAAP Operating Expense

Non-GAAP operating expense excludes stock-based compensation expense, acquisition-related costs and other transactional expenses, restructuring and other charges (credits) and amortization of acquired intangible assets.

Rationale

We use non-GAAP operating expense and adjusted free cash flow as performance measures because these measures exclude items that are not, in our view, indicative of our core operating results or that are not easily predictable for future periods. Additional information about the items we exclude from these non-GAAP financial measures and the reasons for such exclusion is provided in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our 2019 Annual Report on Form 10-K, which accompanies this proxy statement.

Appendix B

Reconciliation of ASC 605 and ASC 606 Results and Non-GAAP Financial Measures

	ASC606 FY19	ASC605 FY19	ASC605 FY18
	(amounts in millions)		
Net Cash Flow from Operations	$ 285.1	$ 285.1	$ 247.8
Capital Expenditures	(64.4)	(64.4)	(36.0)
Restructuring Payments	24.7	24.7	2.8
Adjusted Free Cash Flow	$ 245.5	$ 245.5	$ 214.5
Foreign Exchange Rate Adjustment		2.5	
Adjusted Free Cash Flow FY19 PSUs		$ 248.0	
GAAP operating margin	5.0%	7.7%	5.8%
GAAP Operating Expense	$ 867.2	$ 891.7	$ 842.7
Stock-based compensation expense	(74.5)	(74.5)	(71.4)
Acquisition-related costs and other transactional charges	(3.1)	(3.1)	(1.9)
Restructuring and other charges (credits)	(51.1)	(51.1)	(3.8)
Amortization of acquired intangible assets	(23.8)	(23.8)	(31.4)
Non-GAAP Operating Expense	$ 714.7	$ 739.2	$ 734.3
GAAP Recurring Revenue	$1,017.4	$1,078.6	$ 978.9

 # Reducing the Environmental Impact of our Solicitations

Electronic Delivery of Proxy Materials

We began providing proxy materials electronically to our stockholders in connection with our 2008 Annual Meeting of Stockholders and provide printed proxy materials only to stockholders that request them. This has reduced the number of proxy statements and Annual Reports on Form 10-K that are printed and mailed each year from 43,000 copies of each document in 2007 to approximately 2,000 copies of each document each year.

If you currently receive printed copies of our proxy materials and you would like to reduce the environmental impact associated with printing and mailing future proxy materials to you, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the Internet voting instructions on your notice or proxy card and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

Materials Sent to Stockholders Sharing the Same Surname and Address

Stockholders holding their shares in a brokerage account or bank account that share the same surname and address generally receive only one copy of the notice or materials. This practice conserves natural resources and reduces duplicate mailings and associated printing and postage costs. If you would like to receive a separate copy of the notice, our annual report and/or proxy statement, as applicable, or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your notice or proxy card. We will deliver such additional copies promptly upon receipt of such request. Stockholders receiving multiple copies at the same address may request that they receive only one. To do so, please submit your request to the address or phone number that appears on your notice or proxy card.

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PTC Worldwide Headquarters
121 Seaport Boulevard
Boston, MA 02210
PTC.com

